NI 43-101 TECHNICAL REPORT
AND
MINERAL RESOURCE ESTIMATE
ON THE
PARRAL PROJECT
CHIHUAHUA STATE, MEXICO
FOR
ENDEAVOUR SILVER CORP.
UTM WGS84 Zone 13R
428,000 m E 2,991,500 m N

NI-43-101 & 43-101F1
TECHNICAL REPORT

David Burga, P.Geo.
Yungang Wu, P.Geo.
Eugene Puritch, P.Eng., FEC, CET
Antoine Yassa, P.Geo.
Jarita Barry, P.Geo.

P&E Mining Consultants Inc.,
Report 328

Effective Date: February 7, 2018
Signing Date: March 26, 2018

TABLE OF CONTENTS

1.0	SUMMARY				1
	1.1	MINERAL RESOURCE ESTIMATE			1
	1.2	CONCLUSIONS AND RECOMMENDATIONS			2
2.0	INTRODUCTION AND TERMS OF REFERENCE				3
	2.1	TERMS OF REFERENCE			3
	2.2	SOURCES OF INFORMATION			3
	2.3	UNITS AND CURRENCY			3
3.0	RELIANCE ON OTHER EXPERTS				5
4.0	PROPERTY DESCRIPTION AND LOCATION				6
	4.1	OWNERSHIP AND PROPERTY DESCRIPTION			8
	4.2	LICENSES, PERMITS AND ENVIRONMENT			9
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY				10
	5.1	ACCESSIBILITY AND LOCAL RESOURCES			10
	5.2	PHYSIOGRAPHY AND CLIMATE			10
	5.3	INFRASTRUCTURE			10
6.0	HISTORY				12
	6.1	GENERAL MINING AND EXPLORATION HISTORY			12
	6.2	HISTORICAL EXPLORATION AT THE PARRAL PROJECT			15
	6.3	PREVIOUS MINERAL RESOURCE ESTIMATE			15
7.0	GEOLOGICAL SETTING AND MINERALIZATION				17
	7.1	REGIONAL GEOLOGY			17
	7.2	PROPERTY GEOLOGY			17
		7.2.1	Parral Formation (Cretaceous)		18
		7.2.2	Escobedo Volcanics (Eocene)		18
		7.2.3	Igneous Intrusive		18
8.0	DEPOSIT TYPES				19
	8.1	STRUCTURES			20
		8.1.1	Veta Colorada.		20
		8.1.2	Palmilla		21
		8.1.3	San Patricio		21
	8.2	MINERALIZATION AND ALTERATION			22
9.0	EXPLORATION				23
	9.1	2016 EXPLORATION PROGRAM			23
	9.2	2017 EXPLORATION PROGRAM			23
		9.2.1	Colorada North		28
			9.2.1.1	El Hallazgo	28
			9.2.1.2	El Peñasquito	29
			9.2.1.3	El Cabezón	29
		9.2.2	San Patricio		30
			9.2.2.1	San Patricio	30
			9.2.2.2	San Cristobal	32
			9.2.2.3	El Escorpión	33
			9.2.2.4	Tecolotes	34
			9.2.2.5	Orión	34
		9.2.3	Colorada South		36
			9.2.3.1	San Joaquin	36
		9.2.4	Socorro Concession		37

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Endeavour Silver Corp. Parral Project

10.0	DRILLING				38
	10.1	GENERAL			38
	10.2	2017 DRILL PROGRAMS AND RESULTS			38
		10.2.1	Veta Colorada		43
		10.2.2	Palmilla		46
		10.2.3	San Patricio		51
		10.2.4	2018 Drilling Program		53
11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY				54
	11.1	ENDEAVOUR SILVER 2017 QUALITY ASSURANCE/QUALITY CONTROL			55
		11.1.1	Performance of Certified Reference Materials		56
			11.1.1.1	Re-Assays	61
		11.1.2	Performance of Blank Material		64
		11.1.3	Performance of Duplicates		66
	11.2	CHECK ASSAYS: ALS VS INSPECTORATE			67
	11.3	RECOMMENDATIONS AND CONCLUSIONS			68
12.0	DATA VERIFICATION				69
	12.1	DATABASE VERIFICATION			69
	12.2	P&E SITE VISIT AND INDEPENDENT SAMPLING			69
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING				73
14.0	MINERAL RESOURCE ESTIMATE				74
	14.1	INTRODUCTION			74
	14.2	DATABASE			74
	14.3	DATA VERIFICATION			75
	14.4	DOMAIN INTERPRETATION			75
	14.5	ROCK CODE DETERMINATION			75
	14.6	COMPOSITING			76
	14.7	GRADE CAPPING			78
	14.8	SEMI-VARIOGRAPHY			78
	14.9	BULK DENSITY			78
	14.10	BLOCK MODELLING			79
	14.11	MINERAL RESOURCE CLASSIFICATION			80
	14.12	AG CUT-OFF GRADE CALCULATION			80
	14.13	MINERAL RESOURCE ESTIMATE			81
	14.14	CONFIRMATION OF MINERAL RESOURCE ESTIMATE			83
15.0	MINERAL RESERVE ESTIMATE				88
16.0	MINING METHODS				89
17.0	RECOVERY METHODS				90
18.0	PROJECT INFRASTRUCTURE				91
19.0	MARKET STUDIES AND CONTRACTS				92
20.0	1 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT				93
21.0	CAPITAL AND OPERATING COSTS				94
22.0	ECONOMIC ANALYSIS				95
23.0	ADJACENT PROPERTIES				96
24.0	OTHER RELEVANT DATA AND INFORMATION				97
25.0	INTERPRETATION AND CONCLUSIONS				98
26.0	RECOMMENDATIONS				99
27.0	REFERENCES				100
28.0	CERTIFICATES				101

P&E Mining Consultants Inc., Report No. 328
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328
Endeavour Silver Corp. Parral Project

LIST OF TABLES

Table 1.1	Mineral Resource Estimate at 150 g/t AgEq Cut-off for Palmilla Deposit and 150g/t Ag for Colorada Deposit (1-5)	1
Table 4.1	Concessions and Taxes on Each	8
Table 4.2	Summary of Endeavour Silver’s Surface Access Rights	9
Table 6.1	Summary of the Production from the Mines in the Parral District (November 1901)	14
Table 10.1	Parral Project Surface Drilling in 2017	38
Table 10.2	2017 Drill Hole Summary for the Veta Colorada “Argentina-Remedios” Surface Drilling program	43
Table 10.3	Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Veta Colorada “Argentina-Remedios” Area	44
Table 10.4	2017 Drill Hole Summary for the Palmilla Surface Drilling program	46
Table 10.5	Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Palmilla Area	48
Table 10.6	2017 Drill Hole Summary for the San Patricio Surface Drilling program	51
Table 10.7	Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the San Patricio Area	52
Table 11.1	Summary of Control Samples Used for the 2017 Surface Exploration Program	56
Table 11.2	Summary of the Reference Standard Material Samples Used During the Parral Surface Diamond Drilling Program	56
Table 11.3	Performance Limits for Standards Used at the Parral Project	57
Table 11.4	Endeavour Silver Protocol for Monitoring Standard Performance	57
Table 11.5	Summary of analysis of Reference Standards	60
Table 11.6	Comparative Table of Hole CVN26-2 Original vs Re-assay Results for Silver & Gold	62
Table 11.7	Comparative Table of Hole PAL29 Original vs Re-assay Results for Silver & Gold	65
Table 14.1	Parral Project Drill Hole Database Summary	74
Table 14.2	Model Codes and Volume of Mineralization Domains	76
Table 14.3	Basic Statistics of all Constrained Assays and Sample Lengths	76
Table 14.4	Composite Summary Statistics	77
Table 14.5	Capped Composite values	78
Table 14.6	Bulk Density Summary	79
Table 14.7	Block Model Definition	79
Table 14.8	Block Model Interpolation Parameters	80
Table 14.9	Mineral Resource Estimate at 150 g/t AgEq Cut-off for Palmilla Deposit and 150g/t Ag for Colorada Deposit(1-5)	81
Table 14.10	Palmilla Deposit Mineral Resource Estimate Sensitivity	82
Table 14.11	Colorada Deposit Inferred Mineral Resource Sensitivity	82
Table 14.12	Average Grade Comparison of Block Model with Composites	83
Table 14.13	Volume Comparison of Block Model with Geometric Solids	83

P&E Mining Consultants Inc., Report No. 328
Endeavour Silver Corp. Parral Project

LIST OF FIGURES

Figure 4.1	Parral Project Location Map	6
Figure 4.2	Parral Concession Map	7
Figure 7.1	Regional Geology Map of the Parral Mining District	17
Figure 8.1	Alteration and Mineralization Distributions within a Low Sulphidation Epithermal Vein System	20
Figure 9.1	Silver Results in the Veta Colorada, San Patricio and Tecolotes Areas, at the Parral Project	24
Figure 9.2	Silver Results in the El Cabezón Area, at the Parral Project	25
Figure 9.3	Silver Results in the El Hallazgo-El Peñasquito Area, at the Parral Project	26
Figure 9.4	Silver Results in the El Socorro Concession Area, at the Parral Project	27
Figure 9.5	View Looking at South of El Hallazgo vein (left); and Photo Showing Trench Construction Over the El Hallazgo Vein (right)	28
Figure 9.6	View Looking at South of the El Peñasquito Vein (left); and Trench Over the Structure (right)	29
Figure 9.7	View looking at South of the El Cabezón Vein	30
Figure 9.8	View Looking at North of the San Patricio Vein (left); View Looking at North of the Mine Working over the San Patricio Vein (central); and View Looking at South of the San Patricio Vein (right)	31
Figure 9.9	Photograph Showing the North Part of the San Patricio Structure, Sandy Material with Strong Oxidation (View Looking North)	32
Figure 9.10	Photograph Showing the San Cristobal Vein, View Looking North (left); and View Looking South of the San Cristobal Vein (right)	33
Figure 9.11	View Looking North of El Escorpión Vein in a “Cata” (left); and Photo Showing Hand Samples of El Escorpión Vein (right)	33
Figure 9.12	View Looking at South, Photo Showing the Tecolotes Vein in Mine Working	34
Figure 9.13	Photo Showing the Orion Vein Trace (view looking at south) (left); and Photo Showing Pillar Over the Orión Vein, Looking North (right)	35
Figure 9.14	View Looking South, Photo Showing Mine Workings Over the Orión Vein	35
Figure 9.15	View Looking South, Photo Showing the Veta Colorada in the San Joaquin Endeavour Concession	36
Figure 9.16	Photo Showing Outcrop of Calcite with Veinlets of Crystalline Quartz, Trend N25°W/67°SW (left); and Photo Showing Outcrop with Moderate Alteration FeO + Calcite + Quartz	37
Figure 10.1	Surface Map Showing Completed Drill Holes at the Argentina-Remedios Area (Veta Colorada) in the Parral Project	39
Figure 10.2	Surface Map Showing Completed Drill Holes at the Palmilla Area in the Parral Project	40
Figure 10.3	Surface Map Showing Completed Drill Holes at the San Patricio Area in the Parral Project	41
Figure 10.4	Surface Map Showing Completed Drill Holes at the El Hallazgo-El Peñasquito Area in the Parral Project	42
Figure 10.5	Drill Intersections – Veta Colorada	45
Figure 10.6	Drill Intersections – Palmilla Vein	50
Figure 10.7	Drill Intersections – Capuzaya Vein	50
Figure 10.8	Drill Intersections – San Patricio Vein	53
Figure 11.1	Flowsheet for Core Sampling, Preparation and Analysis	55
Figure 11.2	EDR-42 Control Chart for Gold	58
Figure 11.3	EDR-42 Control Chart for Silver	58

P&E Mining Consultants Inc., Report No. 328
Endeavour Silver Corp. Parral Project

Figure 11.4	EDR-44 Control Chart for Gold	58
Figure 11.5	EDR-44 Control Chart for Silver	59
Figure 11.6	EDR-45 Control Chart for Gold	59
Figure 11.7	EDR-45 Control Chart for Silver	59
Figure 11.8	EDR-46 Control Chart for Gold	60
Figure 11.9	EDR-46 Control Chart for Silver	60
Figure 11.10	Scatter Diagram of Hole CVN26-2 Original vs Re-assay Results for Silver	63
Figure 11.11	Control Chart for Gold Blank Samples	64
Figure 11.12	Control Chart for Silver Blank Samples	64
Figure 11.13	Scatter Diagram of Hole PAL29 Original vs Re-assay Results for Silver	65
Figure 11.14	Performance of Crushed Field Duplicates for Gold	66
Figure 11.15	Performance of Crushed Field Duplicates for Silver	67
Figure 11.16	Performance of Inspectorate Check Assays for Gold	68
Figure 11.17	Scatter Diagram of the Silver Check Samples	68
Figure 12.1	Results of Palmilla Verification Sampling for Au by P&E – November 2017	70
Figure 12.2	Results of Palmilla Verification Sampling for Ag by P&E – November 2017	70
Figure 12.3	Results of Colorada Verification Sampling for Au by P&E – November 2017	71
Figure 12.4	Results of Colorada Verification Sampling for Ag by P&E – November 2017	71
Figure 12.5	Results of San Patricio Verification sampling for Au by P&E – November 2017	72
Figure 12.6	Results of San Patricio Verification Sampling for Ag by P&E – November 2017	72
Figure 14.1	Constrained Sample Length Distributions	77
Figure 14.2	Ag Grade-Tonnage Curve for NN and ID3 Interpolation for Palmilla Deposit	84
Figure 14.3	Ag Grade-Tonnage Curve for NN and ID3 Interpolation for Colorada Deposit	84
Figure 14.4	Ag Grade Swath Easting Plot of Palmilla	85
Figure 14.5	Ag Grade Swath Northing Plot of Palmilla	85
Figure 14.6	Ag Grade Swath Elevation Plot of Palmilla	86
Figure 14.7	Ag Grade Swath Easting Plot of Colorada	86
Figure 14.8	Ag Grade Swath Northing Plot of Colorada	87
Figure 14.9	Ag Grade Swath Elevation Plot of Colorada	87

P&E Mining Consultants Inc., Report No. 328
Endeavour Silver Corp. Parral Project

1.0	SUMMARY

Endeavour Silver Corp. (“Endeavour” or the “Company”) retained P&E Mining Consultants Inc. (“P&E”) to complete an independent National Instrument 43-101 (“NI 43-101”) compliant Technical Report and Mineral Resource Estimate on the Parral Property (the “Property”), located in the Chihuahua State of Mexico. The Mineral Resource Estimate considers silver as a primary consideration along with, gold mineralization at the Parral Deposit that is potentially amenable to underground extraction.

The Parral Property covers 3,457 hectares (34 km2) and consists of 48 concessions. The Company, through its affiliate, Minera Plata Adelante, S.A. de C.V. (MPA), owns 99.6% of the Parral property (two of the concession are pending transfer to MPA), including the land that contains the Mineral Resource.

The Parral mining district is in the heart of the Mexican silver belt. The Parral Property is located amongst two main rock packages that outcrop in the Parral District, the Parral Formation which corresponds to a sequence of marine sediments of shales, sandstone, clayed limestone and andesites. The sediments are covered by a Tertiary volcanic sequence of rhyolitic-andesitic composition from the Escobedo Formation. These sequences are intruded by rocks of monzonitic composition associated with the mineralization.

The deposits of veins of Ag-Pb-Zn in the Parral mining district are mostly hosted in andesitic flows, pyroclastic rocks, and dacites, rhyolites and tuffs from the Escobedo Group.

P&E’s NI 43-101 compliant Mineral Resource Estimate for the Parral Property includes Indicated Resources of 37,000 tonnes at a grade of 0.27 g/t Au and 183.8 g/t Ag and Inferred Resources of 2.28 million tonnes at a grade of 0.25 g/t Au and 261.7 g/t.

The Mineral Resource Estimate has been prepared in compliance with NI 43-101 and Form 43-101F1 which require that all estimates be prepared in accordance with the “CIM Definition Standards on Mineral Resources and Mineral Reserves as prepared by the CIM Standing Committee on Reserve Definitions” and in effect as of the effective date of this Technical Report.

1.1	MINERAL RESOURCE ESTIMATE

The resulting Mineral Resource Estimate is tabulated in Table 1.1. P&E considers the mineralization at the Parral Project to be potentially amenable to underground extraction.

TABLE 1.1 MINERAL RESOURCE ESTIMATE AT 150 G/T AGEQ CUT-OFF FOR PALMILLA DEPOSIT AND 150G/T AG FOR COLORADA DEPOSIT (1-5)
Deposit	Category	Tonnage (k t)	Au (g/t)	Contained Au (oz)	Ag (g/t)	Contained Ag (k oz)	AgEq (g/t)	Contained AgEq (k oz)
Palmilla	Indicated	37	0.27	320	183.8	216	203.4	239
	Inferred	994	0.57	18,142	227.0	7,254	267.9	8,561
Colorada	Inferred	1,290	-	-	288.5	11,961	288.5	11,961

Total	Indicated	37	0.27	320	183.8	216	203.4	239
	Inferred	2,284	0.25	18,142	261.7	19,215	279.5	20,522

P&E Mining Consultants Inc., Report No. 328	Page 1 of 136
Endeavour Silver Corp. Parral Project

(1)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(2)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(4)

The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(5)	Historic mined out areas were removed from the Mineral Resource model.

1.2	CONCLUSIONS AND RECOMMENDATIONS

The Parral Project is an early stage prospect with widespread indications of gold and silver mineralization associated with a Tertiary age, low sulphidation epithermal vein complex.

The large size of the property package coupled with the mineralization styles indicates a clear need for a careful and systematic approach to target definition.

•	The primary purpose of this Technical Report and the Inferred Mineral Resource estimation therein, is to provide the basic foundation for advancing the Parral Project in a logical and systematic manner from its present status, through the various stages of Mineral Resource confidence, and the various stages of economic viability determinations. While commercial success is the obvious main objective, cutting of exploration expenditure losses is equally important in the event of unacceptable project, country or environmental risks.
•	It is concluded that the drilling assay database is sufficient for current purposes. However, substantial campaigns of target testing, outline and infill drilling will be required to fully test the entire Parral area.
•	Company management believes that this work is fully warranted and justified from the technical point of view.

Various other factors including a mining friendly region and province are positive for potential mining operations.

It is recommended that further drilling, both surface and underground, be conducted in the San Patricio, Colorada North and Colorada Deep areas to further define and expand those mineralized zones. A total US$2.4 M is budgeted for 2018 and is intended to cover 14,000 m of drilling.

P&E Mining Consultants Inc., Report No. 328	Page 2 of 136
Endeavour Silver Corp. Parral Project

2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	TERMS OF REFERENCE

Endeavour Silver Corp. retained P&E Mining Consultants Inc. (“P&E”) to complete an, independent NI 43-101 compliant Technical Report and Mineral Resource Estimate on the Parral Property, located in the silver mining district of Hidalgo de Parral in the Chihuahua state of Mexico. The Mineral Resource Estimate considers silver and gold mineralization at the Parral Deposit that is potentially amenable to open pit mining.

The current P&E Mineral Resource Estimate presented in this Technical Report has been prepared in full conformance and compliance with the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” as referred to in NI 43-101 and Form 43-101F, Standards of Disclosure for Mineral Projects and in force as of the effective date of this Technical Report.

This report was prepared by P&E, at the request of Mr. Godfrey Walton, President and COO of Endeavour Silver Corp., a British Columbia registered company, trading under the symbol of “EDR” on the TSX Exchange with its corporate office at:

609 Granville Street, Suite 1130
Vancouver, British Columbia,
Canada
V7Y 1G5

This Technical Report is considered current as of February 23, 2018.

Mr. David Burga, P.Geo., a Qualified Person under the terms of NI 43-101, conducted a site visit to the Property on November 14th and 15th, 2017. A data verification sampling program was conducted as part of the on-site review.

2.2	SOURCES OF INFORMATION

This Technical Report is based, in part, on internal company technical reports, and maps, published government reports, company letters, memoranda, public disclosure and public information as listed in the References at the conclusion of this Report. Sections from reports authored by other consultants have been directly quoted or summarized in this Technical Report, and are indicated where appropriate.

The present Technical Report is prepared in accordance with the requirements of NI 43-101 and in compliance with Form NI 43-101F1 of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA). The Mineral Resource Estimate is prepared in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves that are in force as of the effective date of this Technical Report.

2.3	UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Silver (Ag) and gold (Au) assay values are reported in grams of metal per tonne (“g/t Ag” or “g/t Au”). The US$ is used throughout this Technical Report unless otherwise specified.

P&E Mining Consultants Inc., Report No. 328	Page 3 of 136
Endeavour Silver Corp. Parral Project

The coordinate system used by Endeavour for locating and reporting drill hole information is the UTM system. The property is in UTM Zone 13R and the WGS84 datum is used.

The following list shows the meaning of the abbreviations for technical terms used throughout the text of this report.

Abbreviation	Meaning

“Ag”	silver
“As”	arsenic
“Au”	gold
“ALS”	ALS Geochemistry
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum
“cm”	centimetre(s)
“Cu”	copper
“DDH”	diamond drill hole
“DGPS”	differential global positioning system
“g/t”	grams per tonne
“ha”	hectare(s)
“ICP”	inductively coupled plasma
“IP/RES”	induced polarization / resistivity survey
“km”	kilometre(s)
“m”	metre(s)
“Ma”	millions of years
“MAG”	magnetometer survey
“NI”	National Instrument
“NSR”	Net Smelter Royalty
“P&E”	P&E Mining Consultants Inc.
“t”	metric tonne(s)
“T”	Imperial ton
“UTM”	Universal Transverse Mercator

P&E Mining Consultants Inc., Report No. 328	Page 4 of 136
Endeavour Silver Corp. Parral Project

3.0	RELIANCE ON OTHER EXPERTS

P&E has assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this Technical Report are accurate and complete in all material aspects. While P&E carefully reviewed all the available information presented, P&E cannot guarantee its accuracy and completeness. P&E reserves the right, but will not be obligated to revise the Technical Report and conclusions if additional information becomes known to P&E subsequent to the date of this Technical Report.

Copies of the tenure documents, operating licenses, permits, and work contracts were reviewed, and an independent verification of land title and tenure was performed by Rafael Cereceres Ronquillo, Partner in the law firm of Cereceres Estudio Legal, S.C. of Chihuahua, Mexico. P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties but has relied on the clients solicitor to have conducted the proper legal due diligence.

A draft copy of this Report has been reviewed for factual errors by Endeavour and P&E has relied on Endeavour’s historical and current knowledge of the Property in this regard. Any statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the effective date of this Technical Report.

P&E Mining Consultants Inc., Report No. 328	Page 5 of 136
Endeavour Silver Corp. Parral Project

4.0	PROPERTY DESCRIPTION AND LOCATION

The Parral Project is located within the Parral mining district, in the municipality of Hidalgo del Parral (Parral), a city of approximately 105,000 inhabitants, in the southern portion of the State of Chihuahua, México (Figure 4.1) . Three areas of interest include the Veta Colorada, Palmilla and San Patricio areas, which are located approximately 9.5 km, 5 km and 6.8 km (in a straight line), respectively, northwest of the Parral central downtown area.

Latitude and longitude for the Parral Property (WGS84 Zone 13R 428,000 m E 2,991,500 m N).

The Parral Project comprises 48 concessions representing a total area of 3,457 ha (34 km2). 46 of the concessions are held 100% by Endeavour via its wholly owned subsidiary, Minera Plata Adelante, S.A. de C.V. (MPA). Two concessions, Dolores and Ampliacion de San Juanico (with a combined area of 14.1 ha) are under dispute but are outside of the Mineral Resource Estimate area and do not impact the Property.

Figure 4.1	Parral Project Location Map

P&E Mining Consultants Inc., Report No. 328	Page 6 of 136
Endeavour Silver Corp. Parral Project

Figure 4.2	Parral Concession Map

ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
Feb'17
SCALE
0 250 750 1250 2500
Meters

CONCESSIONS
PARRAL

Endeavour SILVER

P&E Mining Consultants Inc., Report No. 328	Page 7 of 136
Endeavour Silver Corp. Parral Project

4.1	OWNERSHIP AND PROPERTY DESCRIPTION

A list of concession taxes owed on each is presented on Table 4.1.

TABLE 4.1 CONCESSIONS AND TAXES ON EACH
Concession Name	Title Number	Term of Mineral Concession	Hectares	2018 Annual Taxes (pesos)
				1st Half	2nd Half
La Palmilla, Fracc. 1	229284	30/03/07 to 29/03/57	2.23	362	362
La Palmilla, Fracc. 2	229285	30/03/07 to 29/03/57	5.59	893	893
La Palmilla, Fracc. 3	229286	30/03/07 to 29/03/57	1.00	167	167
Socorro	226001	15/11/05 to 14/11/55	422.50	66,714	66,714
El Refugio	171999	21/09/83 to 20/09/33	3.38	544	544
San Patricio Dos	213774	15/06/01 to 14/06/51	34.69	5,487	5,487
San Patricio y Anexas	173719	11/04/85 to 10/04/35	15.95	2,528	2,528
La Fe Reducción	243999	13/02/15 to 12/02/55	1748.15	276,007	276,007
La Fe 8	225265	12/08/05 to 11/08/55	4.00	642	642
La Fe 9	225266	12/08/05 to 11/08/55	388.89	61,408	61,408
La Fe 10	225268	12/08/05 to 11/08/55	113.83	17,981	17,981
La Fe 13, Fraccion I	225649	30/09/05 to 29/09/55	78.91	12,469	12,469
La Fe 13, Fraccion II	225650	30/09/05 to 29/09/55	11.19	1,777	1,777
Don Hector	201982	11/10/95 to 10/10/45	10.12	1,607	1,607
Sergio Omar	209801	09/08/99 to 08/08/49	44.15	6,980	6,980
Molotitos	210495	08/10/99 to 07/10/49	7.30	1,162	1,162
Don Jesus Dos	210161	10/09/99 to 09/09/49	78.61	12,420	12,420
San Alberto	244598	04/11/15 to 03/11/65	8.99	107	107
Veta Grande	192441	19/12/91 to 18/12/41	204.00	32,218	32,218
La Palmilla	240039	29/03/12 to 28/03/62	4.00	642	642
Las Guijas	240040	29/03/12 to 28/03/62	4.80	768	768
Demas. entre Palmilla y Santa Ines	10084	16/08/99 to 15 /08/49	0.26	50	50
La Soledad 2da.	13604	27/04/11 to 26/04/61	2.0000	326	326
La Concordia	14954	09/06/11 to 08/06/61	0.2021	42	42
Virginia	22116	08/07/03 to 07/07/53	1.0000	168	168
La Palma Norte	65374	27/07/11 to 26/07/61	1.6199	266	266
San Vicente y Capuzaya	141155	02/03/11 to 01/03/61	3.6416	585	585
El Sabio	146771	29/11/66 to 28/11/16	1.5173	250	250
La Golondrina	146919	20/01/67 to 19/01/17	3.4514	555	555
La Palmita	151392	30/04/69 to 29/04/19	4.0000	642	642
La Gran Bretaña	151912	06/10/69 to 05/10/19	5.92	945	945
Renacimiento Catorce	156089	17/01/72 to 16/01/22	17.42	2,760	2,760
Monte Verde	156094	17/01/72 to 16/01/22	17.68	2,801	2,801
Renacimiento Treinta y Ocho	156102	17/01/72 to 16/01/22	0.92	155	155
Renacimiento Cincuenta y Dos	156310	24/02/72 to 23/02/22	118.15	18,663	18,663
La Nueva Palmilla	156451	16/03/72 to 15/03/22	5.39	861	861
Malta	156868	10/05/72 to 09/05/22	4.39	703	703
Santa Ines	156955	31/05/72 to 30/05/22	1.78	292	292
Ampl. De Yenka	157670	26/09/72 to 25/09/22	1.00	168	168
Yenka	158428	10/04/73AL 09/04/23	3.00	484	484
La Providencia	159027	23/08/73 to 22/08/23	3.00	484	484
San Joaquin	172139	26/09/83 to 25/09/33	24.36	3,856	3,856
Las Catitas	172221	27/10/83 to 26/10/33	4.00	642	642
La Esperanza, Fracc. I	179606	11/12/86 to 10/12/36	4.00	642	642
El Cometa	215021	29/01/02 to 28/01/52	19.55	3,097	3,097
Ampl. De San Juanico	165983	04/02/80 to 03/02/30	8.80	1,399	1,399
Dolores	152815	21/04/70 to 20/04/20	5.32	850	850
El Jazmin	185286	14/12/89 to 13/12/39	2.99	483	483
Totals			3,457.64	545,052	545,052

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Endeavour Silver Corp. Parral Project

4.2	LICENSES, PERMITS AND ENVIRONMENT

In addition to the mineral rights, Endeavour Silver has agreements with one private surface owner and one local Ejido (San Antonio del Potrero) that provide access for exploration purposes. Table 4.2 summarizes the surface access rights as at December 31, 2017.

TABLE 4.2 SUMMARY OF ENDEAVOUR SILVER’S SURFACE ACCESS RIGHTS
				Drill Pads	ANNUAL
Owner	Area Name	Validity	Term	(Pesos)	Payment (Pesos)
Ing. Juan de Dios Loya Chavira	Palmilla	3 Years	01/01/2017 - 2020	None	70,000
Contrato de Ocupación Temporal Ejido San Antonio del Potrero	Veta Grande, El Hallazgo, San Patricio	5 Years	08/12/2017 - 2022	3,000/hole	130,000

Endeavour holds all environmental permits required to conduct planned exploration on the Parral Project.

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Endeavour Silver Corp. Parral Project

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY AND LOCAL RESOURCES

The city of Parral can be accessed by a well-maintained paved highway from the city of Chihuahua by travelling 38 km westward on route MEX 16D to Cuauhtémoc and then southward approximately 200 km on route MEX 24. This is approximately a 2.5 -hour drive. The city of Parral is well maintained with numerous hotels, restaurants and other services. Another route would be to drive on route MEX 49 northwest from the city of Torreón to the city of Jiménez and then westward on route MEX 45 to Parral. Both Chihuahua and Torreón have international airports with daily flights to the US and Mexico City, as well as other Mexican destinations.

The municipality of Hidalgo del Parral has a population of approximately 109,000 inhabitants, with around 105,000 inhabitants in the city of Parral. The principal industries are livestock, agriculture and mining.

The Veta Colorada, Palmilla and San Patricio areas are accessible by a paved road to the northwest of Parral going in the direction of Santa Barbara, and then, a gravel road (approximately 8, 2 and 3 km respectively) from the Palmilla gas station in a Parral suburb that leads north towards the properties.

5.2	PHYSIOGRAPHY AND CLIMATE

Physiographically, the property is located in the Sierra Madre Occidental province, in the sub-province of Sierras y Llanuras de Durango, inside the Faja Ignimbritica Mexicana (Ortega, et al, 1995). Hydrologically, the property is located inside the Cuenca del Río Conchos. Technostratigraphically, it can be located inside the Terreno Parral and a recent unit, corresponding to the volcanic series of the Sierra Madre Occidental.

In this region, the climate is temperate semi-arid with the majority of the precipitation falling during summer months. The terrain is moderate in relief due to its location in the the eastern flank of the the Sierra Madre Occidental mountain range. At the Palmilla and San Patricio properties, the terrain is characterized by a valley at 1,840 m elevation with the Palmilla hill at the south (1,960 m elevation) and the San Patricio and Veta Colorada plateaus (2,090 m elevation) at the north. The valley floor contains small thorny brush and the hills and plateaus have sparse clusters of oak trees, shrubs, and grasses.

Future mining operations could be conducted year-round.

5.3	INFRASTRUCTURE

The location of the Parral Project is excellent due to its proximity to Parral and Chihuahua City. Most of the supplies and labour required for any mining operation would be brought in from either of these cities. The area has a long tradition of mining and there is an ample supply of skilled personnel sufficient for both potential underground mining operations and surface facilities operations.

Power supply to the Parral Project is provided by the National Grid (Comisión Federal de Electricidad CFE).

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Endeavour Silver Corp. Parral Project

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications.

The exploration offices and drill core storage facilities are located in Parral city, well located to access the different areas in which exploration activities are being conducted. All services, manpower, electrical power, water, telephone and internet are available.

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Endeavour Silver Corp. Parral Project

6.0	HISTORY

6.1	GENERAL MINING AND EXPLORATION HISTORY

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed by Sr. José Ramon Mila de la Roca to report on the condition of the mining region of Parral. The object of the inquiry was to provide Sr. Del la Roca with the facts to support a project to reopen some of the mines which, two centuries previously, had produced a large amount of silver. While the plan failed, a large amount of historical information was obtained. In 1902, a historical overview of the Parral mining district was included in Volume 32 of the “Transactions of the American Institute of Mining Engineers”, from which the following extract is quoted:

“Gold-ores had been found and mined in Santa Barbara as early as 1600. The settlement of Santa Barbara took place in 1556, before the discovery of its mineral wealth. By the year 1600 it had a population of 7,000 miners, and in 1620 there were, in the entire district, 700 waterpowered arrastres, producing from 12 to 14 ounces of gold from a load of 12 arrobas (300 lbs) of ore. In 1632, the deputation of the mines of the Parral and the government of the Villa were incorporated and charged with the duty of keeping the archives.”

“In 1634, the provincial bank was founded by order of the Marquis of Sinaloa in consequence of a report made to him by the Governor, Don Gonzalo Gomez de Cervantes, of the discovery of mines of great richness to be worked by amalgamation and smelting. The value went as high as a mark and a half per quintal (about 12 ounces to 100 lbs), and many establishments for treating the resource were built.”

“In 1645, ores were taken by cart from Parral to Cuencamé, the freight being 7 reals per quintal. The decay of the mines was felt seriously in 1648, the ores being poor and many mines abandoned. More than two-thirds of the miners had gone away.”

“Between 1641 and 1649, 569,741 marks of silver were stamped in the office of the Official Assayer. A census taken in 1649 shows that the mines in Santa Barbara contained only 176 persons of all ages and both sexes and in San Diego de Minas 72 persons besides domestics and miners. From 1641 to 1688, 883,213 marks of silver were stamped in the Assayers office.”

In 1820, the principal mines in the Villa del Parral were those in the hills nearest the Villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, the mineralized material was hauled by wagon to Jimenez and shipped from there to Socorro, New Mexico, El Paso, Texas or Mapimi, for treatment. In 1880, the Mexican Central rail line reached the state of Chihuahua. Indeed, transportation was so costly that Flippin, in his 1889 work entitled “Sketches from the Mountains of Mexico”, noted that “in these parts nearly all the mining supplies come from San Francisco, shipped either by steamer to Mazatlan or to El Paso, Texas, by rail, and from thence down the Mexican Central Railroad to Jimenez, and thence hauled to Parral, from which it is packed into the mountains. The freight per ton costs from one hundred and twenty to one hundred and forty dollars. Often the freight and duties exceed the prime cost. You will see it requires an excellent producing property to meet these heavy charges.”

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Endeavour Silver Corp. Parral Project

Flippin also noted that “from the mountains all bullion is packed to Culiacan or to Parral, from which latter point it is taken by stage coach to Jimenez, and from thence by the Mexico Central Railroad to the mint in Chihuahua. The bullion in bars is securely fastened upon the backs of mules, placed in charge of some trusty man, who takes with him well-armed guards sufficient in numbers to repel any assaulting party. Sometimes with only two or three men he will carry out ten or fifteen thousand dollars, and return with the same escort, bringing in from five to ten thousand dollars in coin. Strange to say it is very rare, indeed, that these trains are ever molested.”

In 1898, the Parral branch of the Mexican Central Railroad was completed, with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges, making the mines more economic.

Southworth, in his 1905 work entitled “Las Minas de Mexico”, noted that “there are several parallel veins in Parral, and all of them are very strong and well defined.” “The famous Veta Colorada is the principal vein. It has an average width of about 300 ft, and can be traced on the surface for a distance of over ten miles from north to south. The San Patricio and Refugio veins are also of unusual size, and have been, and are still, heavy producers of valuable ores.”

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces were produced during this period. Table 3-1 summarizes the production of the mines in the Parral district at November, 1901.

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Endeavour Silver Corp. Parral Project

TABLE 6.1 SUMMARY OF THE PRODUCTION FROM THE MINES IN THE PARRAL DISTRICT (NOVEMBER 1901)
Mine	Mineral	Tons, Processed	Tons, Exported
Quebradillas	Silver	-----	500
Preseña	Silver	2500	400
Alfareña
Morena
Los Muertos	Silver	1200	1000
Refugio	Silver	------	800
Sierra Madre	Silver	600	------
Santa Ana	Silver	------	250
Palmilla	Gold	800	800
Sayñas	Silver	------	800
Buena Vista	Silver	------	500
Cerro Colorado	Silver	500	200
Mary	Silver	------	------
Jesus Maria	Silver	800	400
San Patricio	Silver	500	------
Rebariche	Silver	200	------
Iguana	Silver	300	------
Trinidad	Silver	250	------
Tajo	Silver	------	800
San Antonio Caldas	Silver	200	------
San Cristobal	Silver	400	------
San Vicenti	Silver	500	------
La Union	Silver	1800	------

The district-wide production between 1929 and 1990 is reported to have been 24 Million tons at an average grade of 200 g/t silver. If correct, this period would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara Mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco Mine (4,000 t/d) owned by the Grupo Frisco.

Directly north of the El Cometa property, on the same mineralized structure, the San Juanico Mine is being exploited at a intermittent production rate of 30 t/d. The La Esmeralda Mine, located 2 km south of El Cometa, has been operating since the mid-1900s and is currently operating at an undisclosed, but small, daily production rate. The Tres Arbolitos is a third mine operating in the Nuevas Minas sub-district, approximately 2 km east of El Cometa, on a vein that splays southward from the Veta Colorada. The Tres Arbolitos Mine produces approximately 150 t/d, with processing at the La Recompensa process plant.

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Endeavour Silver Corp. Parral Project

6.2	HISTORICAL EXPLORATION AT THE PARRAL PROJECT

Minas Nuevas, which exploited the Veta Colorada breccia vein structure, was the richest and most productive mining camp in the Parral region during colonial times, supporting up to 60 individual mines.

Mining during the colonial era focused on oxidized mineralization down to the water table, 30 to 160 m below surface.

By around 1750, the larger mines had reached the water table where sulphide-rich ores replaced the higher grade oxide ores. Lack of processing knowledge and/or technology forced production to cease.

The resumption of mining along the Veta Colorada structure occurred at the end of the 19th century following advancements in mineral processing, particularly as applied to sulphide mineralization.

Don Pedro Alvarado discovered the Palmilla bonanza nuneralized system in 1901. During the first quarter of the 20th century, most mineralization mined in the Parral district were treated at either the Palmilla process plant operated by the Alvarado Mining Co. or the Veta Colorada process plant of ASARCO. Cyanidation was used to recover silver, with flotation circuits employed to process medium–grade Pb-Zn sulphide mineralization.

Production from the Palmilla and Veta Colorada process plants ceased around 1929, however, was overlapped by early production from the La Prieta Mine located in the southern part of the district on the outskirts of the town of Parral. La Prieta exploited Pb-Zn-Ag sulphide mineralization using a flotation treatment plant that processed up to 1,400 tpd at its peak.

Production at the La Prieta Mine was down-sized to medium- and then small-scale operations starting in 1975.

As operations at La Prieta were being reduced in scale, attention retuned to Veta Colorada where blocks of low-grade oxidize mineralization were mined and treated for another 12-15 years.

All significant mining in the district ceased by the end of 1990.

In 2005, Silver Standard Resources Inc. acquired the properties and evaluated three areas of interest, namely Veta Colorada, Palmilla and San Patricio. At the End of 2016 Endeavour Silver acquired the properties with the main objective to discover new high-grade Mineral Resources in under-explored areas along strike of Veta Colorada, San Patricio, Palmilla and numerous other veins on the properties.

6.3	PREVIOUS MINERAL RESOURCE ESTIMATE

Lewis, Murahwi and Mukhopadhyay (2010) of Micon International conducted an audit of Endeavour Silver’s Mineral Resource Estimates at the Parral Project. Their report constitutes an audit of the October 27, 2010 (effective date), Mineral Resource Estimate conducted on the El Cometa and San Juanico Properties.

As of December 15, 2010, the Mineral Resource Estimate for the Parral Project comprised an Indicated Mineral Resource totaling 1,631,000 tonnes at grade of 49.39 g/t Ag, 0.90 g/t Au, 0.15% Cu, 2.87% Pb, 2.86% Zn, totaling $75.38 NSR/tonne and an Inferred Mineral Resource of 1,302,900 tonnes at grade of 63.47 g/t Ag, 0.88 g/t Au, 0.20% Cu, 2.55% Pb, 2.28% Zn, totaling $73.77 NSR/tonne.

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Endeavour Silver Corp. Parral Project

The Cometa and San Juanico Properties Mineral Resource Estimate utilized 3D block modeling. Separate capping levels were applied to assays for the El Cometa and San Juanico mineralized zones. Geologically, they are the same vein (El Cometa vein), however, a distinct difference was noticed between the grades for each zone (for the Cometa Property samples were capped at 3.32 g/t Au, 216 g/t Ag, 9.78% Pb and 10.25% Zn and for the San Juanico Property 2.05 g/t Au, 257 gt/ Ag, 10.35% Pb and 8.25% Zn. The Mineral Resource Estimate utilized a bulk density of 2.95 t/m3 and the cut-off NSR value ($40/tonne) for reporting Mineral Resources was based on a review of operating costs at existing Endeavour Silver operations (Gold $1,000 per oz, Silver $16 per oz, Lead $0.65 per lb and Zinc $0.65 per lb).

It should be noted that the Qualified Person has not sufficient work to classify the historical estimates as current Mineral Resources or Reserves and the Issuer is not treating the historical estimate as current Mineral Resources or Mineral Reserves. This historical estimate is superseded by the Mineral Resource Estimate presented in Section 14 of this Technical Report and is totally different.

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Endeavour Silver Corp. Parral Project

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world. Figure 7.1 is a regional geology map of the Parral mining district.

Figure 7.1	Regional Geology Map of the Parral Mining District

Source: (modified from map from the Servicio Geológico Mexicano, Cartas Geológico-Mineras G13-A47, G13-A48, G13-A57 and G13-A58, scale 1:50,000)

7.2	PROPERTY GEOLOGY

Two main rock packages outcrop in the Parral District, the oldest unit is from the Cretaceous (namely the Parral Formation), which corresponds to a sequence of marine sediments of shales, sandstone, clayed limestone and andesites, covered by a volcanic sequence of rhyolitic-andesitic composition from the Tertiary (Escobedo Formation). These sequences are intruded by rocks of monzonitic composition associated with the mineralization.

The deposits of veins of Ag-Pb-Zn in the Parral mining district are mostly hosted in andesitic flows, pyroclastic rocks, and dacites, rhyolites and tuffs from the Escobedo group.

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Endeavour Silver Corp. Parral Project

7.2.1	Parral Formation (Cretaceous)

The oldest rocks are carbonaceous greywackes, shales and thin-bedded limestones of the Parral Formation (Mezcalera Group) from the lower Cretaceous. This thick sequence has an extensive distribution within the region, from Parral southward to the Santa Barbara mining district where it hosts significant silver-lead-zinc mineralization. In the Parral mining district, these rocks are deformed into broad folds with north-south trending axes, except where tight folding is controlled by proximity to compressive structures.

7.2.2	Escobedo Volcanics (Eocene)

In the Parral mining district, the Parral Formation is unconformably overlain by a tilted, block-faulted volcanic package, approximately 950 m thick, known as the Escobedo Volcanic group which is comprised of basalt flows, rhyolitic ignimbrites, andesite flows and volcaniclastic units. Major veins of the Parral district such as Veta Colorada and La Prieta are hosted by these volcanics.

The Escobedo Volcanic Series, mainly outcrops NW of Parral, in the intermediates of the Villa Escobedo town. At the SE are andesitic rocks, underlying acid flows and at the North, in the Vesper mines area, there are also outcrops of these rocks.

7.2.3	Igneous Intrusive

The composition of the Parral intrusive varies from granite, going through quartz monzonite to diorites and monzonites.

The quartz monzonite is the most abundant rock type and is locally altered on surface with hipidiomorphic texture, with quartz and abundant alkaline feldspar. There are also a monzonitic facies, with an increase of plagioclase and decreasing quartz. In the outcrops between the Almanceña and Esmeralda Mine, the quartz monzonite was the host rock of the veins and at the La Prieta Mine it was intercepted in the North portion.

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Endeavour Silver Corp. Parral Project

8.0	DEPOSIT TYPES

The Parral Project district comprises classic, high grade silver, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal mineralized horizon about 300 m to 500 m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Parral Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite, and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source.

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Endeavour Silver Corp. Parral Project

Figure 8.1	Alteration and Mineralization Distributions within a Low Sulphidation Epithermal Vein System

Source: (Figure adapted from Berget & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others).

8.1	STRUCTURES

At the Parral Project district the main deposits are hosted in andesite and intrusive, erratically in the unit of shales and limestone of the Parral Formation, the structures are grouped in systems (according to trend and dip).

Structurally, the main trend is N-S with flex towards NW and NE, dipping from 66° SE until vertical, some of them associated to mineralized structures (such as Veta Colorada); it is also associated to mineralization the emplacement of rhyolitic dikes as walls of the mineralization.

8.1.1	Veta Colorada.

The Veta Colorada is a vein-fault that continues through almost 6 km in length, trending N15°W, dipping 55° East. Mineralization is polymetallic with minerals of Ag, Pb and Zn. The width of the fault zone and the mineralization that hosted varies from 2 m up to approximately 35 m. Along the 6 km known length of the Veta Colorada there are at least four mineralized bodies (from South to North):

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•	Alfareña: 700 m long
•

El Verde: 500 m along strike (mined down dip for approximately 325 m, from surface to 1,598 meters on level 8; static water table it is about 1,657 masl, between levels 6 and 7; from level 7 up to surface, the mineralized shoot was almost mined out, with only a few remaining blocks of oxidized mineral in the upper inaccessible levels).

•

Sierra Plata: 850 m long (central and largest mineralized shoot; mined down dip approximately 280 m until level 7; water table is around 1,627 masl as in El Verde mine; economic mineralization was almost mined from level 7 to surface, with only a few remaining inaccessible blocks of oxidized mineral).

•	Argentina-Remedios: it measured approximately 550 m long (extends down dip for around 500 m; mineralized shoot with no extensive mine workings).

In general, the main mineralized zones can reach approximately 500 m long and vertical extension up to 600 m deep. The true thickness of the mineral zones varies from a few metres up to maximum 35 m in the Sierra Plata mine.

The transition between oxides and mixed zone (sulphides and oxides) is not very clear, however, overall is located at approximately the 1,750 masl elevation, between levels 5 and 6 of Veta Colorada Mine.

8.1.2	Palmilla

At La Palmilla, the precious and base metal mineralization is hosted by four quartz veins and quartz stockwork in rhyolites and andesites. The quartz veins include two west – dipping, north northwest - trending vein located at the east of Palmilla hill and two east – dipping north – northwest to north-northeast – trending vein located at the west to Palmilla Hill. Herein, the four veins are described from the west to east:

•	La Soledad Vein: with 600 m of length and from 1 to 2 m width, dipping 75° to 86° west, and locally to the east and is composed of quartz, hematite and jarosite.
•

La Palmilla and La Luz 1,750 masl Veins: are the longest quartz veins, which have a north-northwest trend, with a length of 900 m and a width of 0.5 to 2 m, dipping at 50° to 87° to the west and locally to the east and is composed of quartz, hematite and jarosite.

•

San Antonio and Capuzaya Veins: has a north – northwest trend, dips at 38° to 60° to the east, with 600 m of length and 1 to 2 m width, and consisting of quartz, hematite, jarosite and more rarely galena, sphalerite, malachite and azurite.

•

Las Guijas Vein: has a north-northwest to north-northeast trend, dips at 56° to 85° to the east, with 450 m of length and 0.5 to 2.5 m width, is characterized by well- developed crustiform and colloform texture and is composed of quartz, hematite, chlorite, galena and lesser calcite and barite

The calcite-siderite vein is located at the east to La Palmilla Hill that has a north – northeast trend, dips at 56° to 72° to the east and is 850 m long and 2 to 30 m wide.

8.1.3	San Patricio

The San Patricio Properties are located 6.5 kilometres to N35°W from downtown Parral and extends 1,500 metres to the north.

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San Patricio is a parallel vein of the Veta Colorada. Its exposure is more than three kilometres, striking north, dipping 70° to the west and the vein extends to more than 150 m deep. The structure is along the eastern slope of the Mesa San Patricio hill.

San Patricio has three main shafts (from south to north: Plomosas, Campanas and San Patricio) and several unsystematic drifts inside of the mine. The structure was mined from these shafts where only minor development was completed.

The geology of the San Patricio Hill is similar to La Parra Hill and in both cases veins are hosted by a sequence of andesites but towards the top the rock becomes more felsic as rhyolite flows and ignimbrites.

The precious and base metals mineralization occurs along two main north-trending veins: San Patricio and San Cristobal Veins.

The San Patricio Vein is characterized by 4 mineralization events based on crosscutting relationships between the surrounding wall rock veinlets and veins and hydrothermal breccias. Quartz ± barite-fluorite veinlets and veins with minor disseminated sphalerite and galena were first emplaced along the west-dipping north-trending San Patricio Fault. The quartz ± barite-fluorite veinlets and veins were superimposed by a hematite ± chlorite cemented hydrothermal breccia and then by a quartz ± barite-calcite cemented hydrothermal breccia, which in turn was subsequently crosscut by quartz veinlets and veins.

The San Cristobal Vein is a silver-rich north-trending discontinuous fault-controlled vein that dips 55 to 72° to the west, is approximately 600 m long, and is 1 m wide. The San Cristobal Vein consists of quartz veins and quartz-hematite cemented hydrothermal breccias. Steep cliffs on both side of San Cristobal Vein prevented mineralization description in the hanging wall and footwall.

8.2	MINERALIZATION AND ALTERATION

The mineralization is mainly associated to zones of fracture filling, resulting in vein form-type structures and some disseminated zones associated with the same structures. The predominant texture is brecciation.

The mineralogy of mineralized structures consists of silver mineralization, lead and zinc in sulphides, and as sub-product gold and copper. The mineralization is located in veins of quartz with content of fluorite and barite. The gangue minerals are: quartz, barite, pyrrhotite and iron oxides.

Mainly, the mineralization is comprised by Argentite, Galena and Sphalerite, embeded in a FeO+Silica+Calcite+Pyrite+minor Barite matrix.

The model consisted of epithermal mineralization of low sulphidation.

Zinc, lead, silver, gold and copper combine in potentially economic concentrations in many drill hole intercepts throughout the Parral Project. The distribution of these metals is potentially zoned in vertical and steep southerly plunging features. Also, there is a tendency for lead and, in particular, zinc to exhibit higher grades at lower depths and to the south.

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9.0	EXPLORATION

9.1	2016 EXPLORATION PROGRAM

At the End of 2016, Endeavour acquired a group of concessions North of the Cometa-San Juanico Properties from Silver Standard Resources Inc. The principal targets of this group include Veta Colorada, Palmilla (Capuzaya, Palmilla and La Luz) and the San Patricio Veins.

Exploration activities in 2016 included gathering and analysis of information, and reconnaissance mapping conducted at the Palmilla, El Hallazgo and El Cabezón areas. A total of 50 rock samples collected and submitted for analysis, with maximum silver grades up to 703 gpt Ag over the Palmilla Vein. In addition possible exploration drilling targets were examined.

9.2	2017 EXPLORATION PROGRAM

In 2017, Endeavour conducted exploration activities at the Parral Project, including geological mapping, trenching and sampling. The main objective was to determine the potential to locate mineralization at some structures located on the Endeavour concessions, mainly focused on four areas: Colorada North (El Hallazgo, El Peñasquito and El Cabezón Veins), San Patricio (San Patricio, San Cristobal, El Escorpión, Tecolotes and Orión Veins) Colorada South (Veta Colorada “San Joaquín” area) and El Socorro.

The Regional Exploration Program continued, with the objective to define possible Targets of interest around the Endeavour concessions.

The surface sampling exploration program included a total of 623 rock samples and additional 214 rock samples in the trenching program (conducted in the El Hallazgo & El Peñasquito areas).

Figure 9.1 through Figure 9.4 show silver values of rock samples collected at the Parral Project.

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Endeavour Silver Corp. Parral Project

Figure 9.1	Silver Results in the Veta Colorada, San Patricio and Tecolotes Areas, at the Parral Project

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Endeavour Silver Corp. Parral Project

Figure 9.2	Silver Results in the El Cabezón Area, at the Parral Project

N-2'992,800
N-2'992,600
N-2'992,400
N-2'992,200
N-2'992,000
N-2'991,800
N-2'991,600
N-2'991,400
N-2'991,200
N-2'991,000
N-2'990,800
N-2'990,600
E-424,200
E-424,400
E-424,600
E-424,800
E-425,000
E-425,200
E-425,400
E-425,600
N
SCALE
0 50 100 150 300
Meters
LA FE REDUCCION
T.- 243999
EL CABEZON VEIN
EL CABEZON VEIN
LA FE 10
T.- 225268
PARRAL 1
T.- 240935
SCALE
0 50 100 250 300
Meters
EL CABEZON VEIN SAMPLING
ALS_CHEMEX_Ag
>100
50 to 100
20 to 50
5.0 to 20
2.0 to 5.0
0.0 to 2.0

ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS

SURFACE MAP
EL CABEZON VEIN AREA

Endeavour

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Endeavour Silver Corp. Parral Project

Figure 9.3	Silver Results in the El Hallazgo-El Peñasquito Area, at the Parral Project

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Endeavour Silver Corp. Parral Project

Figure 9.4	Silver Results in the El Socorro Concession Area, at the Parral Project

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9.2.1	Colorada North

Geological mapping, trenching and sampling conducted at the Colorada North area, which includes the following structures of interest: El Hallazgo, El Peñasquito and El Cabezón.

The exploration program included 258 surface rock samples and 12 trenches with 214 samples collected.

9.2.1.1	El Hallazgo

The El Hallazgo structure is located at 1.8 km at NE of the town of San Antonio del Potrero. The structure was mapped for approximately 1.1 km and a total of 128 rock samples were collected. The trenching program included two trenches totaling 39 linear metres and 35 samples were collected.

The El Hallazgo structure consisted of white, crystalline and chalcedony quartz, with brecciated texture and occasional blade texture. Oxides of Fe and Mn, with mineralization of disseminated and oxidized pyrite were observed and are hosted in polymictic conglomerate with clasts of sedimentary and volcanic rocks. The host rock is strongly silicified and has veinlets with FeO and MnO.

The average width of the structure ranges from 0.30 to 0.90 m, with preferential trend N05°W to N30°W, dipping from 57° to 67° at NE.

At the North portion of the area, the structure flexes to a trend N40°W and the continuity is lost. Small historic mine workings with 2 to 3 m width and a depth up to 10 m were found in the area.

The results indicate ranges from <0.005 to 0.36 ppm Au, <2 to 711 ppm Ag and one trench intercepted the vein (at the north portion) with anomalous values of silver from 51 to 615 ppm.

Figure 9.5	View Looking at South of El Hallazgo vein (left); and Photo Showing Trench Construction Over the El Hallazgo Vein (right)

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9.2.1.2	El Peñasquito

The El Peñasquito Vein is located at the west end of El Hallazgo and it was mapped for approximately 1.4 km. A total of 110 rock samples were collected in the area. The trenching program included 10 trenches (215 linear metres) in which were collected 179 rock samples.

The El Peñasquito Vein is sub-parallel to El Hallazgo and consisted of a structure of white quartz + crystalline quartz and quartz-calcite, with oxides of iron and oxides of manganese. The texture of the quartz is brecciated and its observed blade texture in calcite replaced by quartz. The observed minerals through the length of the structure correspond to pyrite, calcite, barite, arsenopyrite and fluorite, locally galena.

The structure is hosted in tuff with fragments of dacites + shales (less proportion).

The general trend of the structure is N02°W to N17°W, dipping 62° to 79° at SE and the width of the structure varies from 0.5 m to 1.0 m.

At the North part of the El Peñasquito Vein presents a flex at N20°W to N30°W, similar to the north part of El Hallazgo.

Along the vein it is common to locate small “Catas” and old mine workings with minor development.

The values of gold ranges from <0.005 to 1.323 ppm and silver from <2 to 754 ppm.

Figure 9.6	View Looking at South of the El Peñasquito Vein (left); and Trench Over the Structure (right)

9.2.1.3	El Cabezón

The El Cabezón Vein is located 2.7 km at North of the town of San Antonio del Potrero. A total of 20 rock samples were collected and submitted for analysis.

The preferential trend of the structure is N05°W to N22°W, dipping 58° to 68° at NE and it was mapped for approximately 1.1 km. The width of the structure varies from 0.5 m to 1.2 m.

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The structure consisted of quartz (gray-greenish, massive and microcrystalline) with disseminated sulphides, occasionally intercepted by hematie breccia with manganese oxides. The host rock is an andesitic volcanic breccia and polymictic conglomerate, strongly silicified and with FeO and MnO in fractures. Porphyritic andesites outcrop at the east part of the area. Along the structure there are small mine workings <2 m width and from 2 m up to 9 m deep. The values of rock samples collected in the area ranges from <0.005 to 1.076 ppm Au and from 3 up to 3,631 ppm Ag.

Figure 9.7	View looking at South of the El Cabezón Vein

9.2.2	San Patricio

Exploration activities conducted at the San Patricio Target, mainly focused on the continuity of the San Patricio Vein and the definition of other four structures of interest located in the area (San Cristobal, El Escorpión, Tecolotes and Orión).

A total of 297 rock samples were collected from the Target.

9.2.2.1	San Patricio

The San Patricio Vein is located approximately 3.7 km north of the city of Parral, mapped for around 3.5 km over the structure, of which 1.2 km are outside of the Endeavour concessions. A total of 119 rock samples were collected.

San Patricio is a vein of white quartz, crystalline quartz, porous gray and amethyst with a brecciated and slightly banded texture, with presence of oxides of Fe-Mn. Minerals such as barite, calcite, pyrite, galena, sphalerite and sulphides of Ag are observed along the structure. Andesite host rock.

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The average width varies from 0.4 to 1.2 m and preferential trend N05°E up to N15°W, dipping from 66° to 80° at NW.

The amount of quartz in the structure decreases to the north. The footwall is controlled by faulting and the behavior is as a breccia in andesites with fine veinlets of quartz.

The San Patricio Vein is divided in four zones: Plomosas, Campanas, San Patricio and La Revancha (the last one is outside the Endeavour concessions), each one of them with shafts >150 m deep.

The results of rock samples collected in the San Patricio area show several samples with high grade values of silver (134 up to 1,569 ppm Ag), the results of gold ranges from <0.005 to 0.47 ppm Au. At the North projection of San Patricio, the results are near the lower detection limit for both gold and silver.

Figure 9.8	View Looking at North of the San Patricio Vein (left); View Looking at North of the Mine Working over the San Patricio Vein (central); and View Looking at South of the San Patricio Vein (right)

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Figure 9.9	Photograph Showing the North Part of the San Patricio Structure, Sandy Material with Strong Oxidation (View Looking North)

9.2.2.2	San Cristobal

The San Cristobal structure is located 200 m east of and at the South end of the San Patricio Vein. The structure was mapped for 1.2 km over the structure, however, only 350 m are within the Endeavour concessions. 23 rock samples were collected in the area.

The structure consisted of a vein of white quartz, gray quartz and crystalline quartz, porous, brecciated texture, with FeO and zones with abundant Mn, with galena-sphalerite and black minerals, possible sulphides of Ag. The host rock is andesite.

The general structure trend is N05°E to N15°W, dipping 54° to 75° at SW, and the width varies between 0.4 to 2.5 m.

Some old workings are located along the structure, including the El Caimán Mine (located at the south portion), which is currently in production.

The results showed anomalous values of silver (from 12 up to 535 ppm), the gold ranges from <0.005 to 0.545 ppm.

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Figure 9.10	Photograph Showing the San Cristobal Vein, View Looking North (left); and View Looking South of the San Cristobal Vein (right)

9.2.2.3	El Escorpión

The El Escorpión structure is located 140 at West of the San Patricio Vein, in the south part and it was mapped for around 1.6 km, with a total of 23 rock samples collected.

The El Escorpión structure consisted of a vein of quartz (white, crystalline and chalcedony, the last one increase towards the north portion), with saccaroidal texture and with brecciated zone, with oxides of Fe and Mn, barite and veinlets of black calcite. Hosted in andesite in the south and north parts, the width of the structure varies from 0.4 m to 1.5 m, with preferential trend N15°W to N20°W, dipping 60° to 75° at NE.

Silver results in the area vary from <2 up to 212 ppm and for gold the results are not significant (near the detection limits).

Figure 9.11	View Looking North of El Escorpión Vein in a “Cata” (left); and Photo Showing Hand Samples of El Escorpión Vein (right)

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9.2.2.4	Tecolotes

The Tecolotes Vein is located 3.4 km east of the Ejido San Antonio del Potrero. A total of 12 rock samples collected over the structure, which was mapped for approximately 1.2 km.

The Tecolotes Vein is presented as a silicified structure, oxidized (hematite – manganese), with fine veinlets of white greenish quartz, with minor brecciated zones. The south portion consisted of a vein of gray quartz with small outcrops of chalcedony quartz. The host rock is andesite-dacite structure with 0.3 to 1.2 m widths and preferential trend N10°W to N30°W, dipping 60° to 75° NE.

The values of gold are near the detection limit and silver values range from <2 up to 498 ppm.

Figure 9.12	View Looking at South, Photo Showing the Tecolotes Vein in Mine Working

9.2.2.5	Orión

The Orión structure is located approximately 2.5 km at North of the city of Parral. It was mapped for around 1.9 km over the structure, with 35 rock samples collected.

The Orión/Refugio Vein consisted of a structure of white and gray quartz, banded, with slight events of brecciation, oxides of Fe-Mn, with major concentration in the central to north part of the structure. The observed minerals along the vein are pyrite, traces of fluorite and black minerals (Ag). The host rock is andesite, and the width of the structure varies from 0.4 to 2.5 m, the preferential trend is N05°W to N15°W, with a flex towards N25°W until N35°W, dipping 56° to 80° at NE. Along the structure were located old mine workings and shafts; in addition it is located a ramp in the Monte Verde Endeavour concession.

The results show high grade silver values in 66% of the samples (100 to 1,564 ppm), and for gold the values ranges from <0.005 to 0.435 ppm.

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Figure 9.13	Photo Showing the Orion Vein Trace (view looking at south) (left); and Photo Showing Pillar Over the Orión Vein, Looking North (right)

Figure 9.14	View Looking South, Photo Showing Mine Workings Over the Orión Vein

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Endeavour Silver Corp. Parral Project

9.2.3	Colorada South

Geological mapping and sampling was conducted at the Colorada South area over the south projection of the Veta Colorada in the San Joaquín Endeavour concession.

A total of 15 rock samples were collected in the area.

9.2.3.1	San Joaquin

The San Joaquin Endeavour concession is located approximately 3.2 km SE, in a straight line, from the Sierra Plata shaft and around 500 m at west of the Orión Vein (south portion).

The structure corresponds to the south projection of the Veta Colorada and it was mapped for approximately 1 km (over the structure) inside the Endeavour concession.

In this area the Veta Colorada consisted of a structure of white quartz, crystalline quartz and gray quartz with banded to brecciated texture, with a zone of black calcite, with Fe and Mn oxides; the observed minerals along the structure include galena – sphalerite – pyrite.

The structure is hosted in andesite. The average width of the structure is from 0.8 m to 4.0 m, with a preferential trend of N20°W to N35°W, dipping 70° to 75° to the NE. Mine workings are found along the structure.

The results of rock samples collected over the projection of the structure range from 0.009 to 0.19 ppm for gold and 5 to 304 ppm for silver (40% of the samples contained high grade values).

Figure 9.15	View Looking South, Photo Showing the Veta Colorada in the San Joaquin Endeavour Concession

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Endeavour Silver Corp. Parral Project

9.2.4	Socorro Concession

A total of 47 rock samples were collected on the Socorro Endeavour concession, located at the SW portion of the Parral Project.

The concession is mainly covered by andesites from the Escobedo volcanic sequence, and varies from basaltic andesites to andesitic tuffs. The andesites are intercepted by some dikes with NE-SW trend. These andesites have a porphyritic texture with phenocrysts of plagioclase (andesitic porphyry) and are associated with an oxidation zone with Fe and argillization in the central part of the concession.

It was identified an alteration zone by carbonates in the trend N30°-35°W, including veinlets of quartz, with brecciated and crustiform texture.

There is a second system of veins of quartz with a N-S trend, less persistent than the NW system, represented by the alteration by carbonates.

There were no mine workings found on this concession.

A structure of black calcite was located in the area trending N33°W-N34°W, which corresponds to an alteration by carbonates. In the alteration zone veinlets of quartz, with occasional brecciated and crustiform texture were observed. Oxidation and argillization zones, locally carbonates and locally associated to the presence of andesitic porphyry were also identified and mapped on the concession.

On the SE part of the concession, a vein of white quartz was found, that outcrops for at least 70 m, and consisted of white quartz, microcrystalline, cementing litic fragments of chloritized andesite with dissemination of pyrite and hematite with brecciated and crustiform texture; trending N03°-10°E, dipping 65° to 68° NW, and a 0..9 m width.

The results of the sampling program are overall low (near the detection limit).

Figure 9.16	Photo Showing Outcrop of Calcite with Veinlets of Crystalline Quartz, Trend N25°W/67°SW (left); and Photo Showing Outcrop with Moderate Alteration FeO + Calcite + Quartz

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Endeavour Silver Corp. Parral Project

10.0	DRILLING

10.1	GENERAL

In 2017, Endeavour Silver conducted a surface diamond drilling program at the Parral Project in order to define mineralized zones with the final objective to indicate Mineral Resources. Endeavour Silver was successful in meeting its objectives for the 2017 drilling campaign.

Drilling results were used in the Mineral Resource estimate presented in this Technical Report.

10.2	2017 DRILL PROGRAMS AND RESULTS

In 2017, Endeavour Silver conducted surface drilling programs in the Parral Project, with the main objective to define mineralized bodies at the Veta Colorada (Argentina-Remedios), Palmilla (Capuzaya, Palmilla & La Luz) and San Patricio areas.

The El Hallazgo and El Peñasquito structures were also tested with no positive results.

The drilling program included a total of 74 surface dill holes with 21,012 m and 9,923 samples (Table 10-1; Figures 10-1 through 10-4).

Table 10-1 summarizes the surface drilling program conducted during 2017.

TABLE 10.1 PARRAL PROJECT SURFACE DRILLING IN 2017

Project	Number	Total	Number of
Area	of Holes	Metres	Samples
			Taken
Veta
Colorada
(Argentina-	21	6,927.90	1705
Remedios)
Palmilla	32	6,387.85	6167
San	15	6,292.30	1798
Patricio
Hallazgo-
Peñasquito	6	1,404.10	253
Total	74	21,012.15	9,923

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen), using two drill rigs. Neither Layne nor Layne Christensen hold an interest in Endeavour Silver and both are independent of the company.

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Figure 10.1	Surface Map Showing Completed Drill Holes at the Argentina-Remedios Area (Veta Colorada) in the Parral Project

LA COLORADA VEIN
CV30-3
CV30-2
CV30-1
CV29-1
CV29-2
CV29-3
CV28-5
CV28-1
CV28-3
CV28-4
CV28-6
CV28-2
CV27-3
CV27-2
CV27-4
CV27-1
CV26.5-1
CV26-4
CV26-1
CV26-3
CV26-2
LA ARGENTINA SHAFT
REMEDIOS SHAFT
VETA GRANDE
N
Jul'17
ENDEAVOUR CONCESSIONS
ROADS
FINISHED HOLES (2017)
427600 E
427700 E
427800 E
427900 E
428000 E
428100 E
428200 E
428300 E
428400 E
428500 E
428600 E
428700 E
2988600 N
2988500 N
2988400 N
2988300 N
2988200 N
2988100 N
2988000 N
2978900 N
2978800 N
2978700 N
2978600 N
SCALE
0 25 75 150 300
Meters

SURFACE MAP

ARGENTINA-REMEDIOS

Endeavour SILVER

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Endeavour Silver Corp. Parral Project

Figure 10.2	Surface Map Showing Completed Drill Holes at the Palmilla Area in the Parral Project

VETA GRAN BRETAÑA
VETA COLORADA
VETA LA LUZ
PAL-30
PAL-29
PAL-13
PAL-09
PAL-07
PAL-15
PAL-11
PAL-05
PAL-06
PAL-32
PAL-04
PAL-08
PAL-03
PAL-02
PAL-10
PAL-01
PAL-14
PAL-12
PAL-31
ENDEAVOUR CONCESSIONS
ROADS
FINISHED HOLES (2017)
Nov17
SCALE
Meters
SURFACE MAP
PALMILLA
Endeavour SILVER

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Endeavour Silver Corp. Parral Project

Figure 10.3	Surface Map Showing Completed Drill Holes at the San Patricio Area in the Parral Project

SAN PATRICIO VEIN
SPT-10
SPT-13
PLANTA DE BENEFICIO
STP-04
SPT-08
SAN PATRICIO DOS
SPT-01
STP-03
SPT-06
SPT-07
STP-05
SPT-11
SPT-09
STP-02
SAN CRISTOBAL VEIN
LA ESCONDIDA VEIN
SPT-14
SPT-15
SPT-12
ENDEAVOUR CONCESSIONS
ROADS
FINISHED HOLES (2017)
SCALE
Meters

SURFACE MAP
SAN PATRICIO

Endeavour SILVER

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Figure 10.4	Surface Map Showing Completed Drill Holes at the El Hallazgo-El Peñasquito Area in the Parral Project

EL HALLAZGO VEIN
LA FE REDUCCION
PEÑASQUITO VEIN
HGP-04
HGP-06
HGP-03
HGP-01
HGP-02
HGP-05
LA FE 13 FRACC. II
LOS CACTUS VEIN
EL PEÑASQUITO VEIN
LA FE 9
LA FE 8
ENDEAVOUR CONCESSIONS
ROADS
FINISHED HOLES (2017)
Sep17
SCALE
Meters
SURFACE MAP
EL HALLAZGO-EL PEÑASQUITO
Endeavour
SILVER

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Endeavour Silver Corp. Parral Project

10.2.1	Veta Colorada

In early 2017, surface diamond drilling was conducted on the Veta Colorada, with the objective to test the portion of the historical high grade Mineral Resource located within the Argentina-Remedios area, in order to upgrade it to a current Mineral Resource Estimate.

In mid-April, Endeavour Silver had completed a total of 6,928 m of drilling in 21 drill holes (additionally, one hole was abandoned at 27.10 m due to deviation of the hole), including 1,705 samples.

Surface drilling conducted during 2017 in the Veta Colorada “Argentina-Remedios” area is summarized in Table 10-2.

TABLE 10.2 2017 DRILL HOLE SUMMARY FOR THE VETA COLORADA “ARGENTINA-REMEDIOS” SURFACE DRILLING PROGRAM
Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
CV26-1	257 º	-63 º	HQ	301.50	25/01/2017	02/02/2017
CV26-2	257 º	-48 º	HQ	287.45	02/02/2017	07/02/2017
CV26-3	257 º	-76 º	HQ	351.85	07/02/2017	14/02/2017
CV26-4	257 º	-86 º	HQ	400.55	14/02/2017	23/02/2017
CV26.5-1	246 º	-57 º	HQ	229.75	06/04/2017	10/04/2017
CV27-1	249 º	-58 º	HQ	244.90	03/03/2017	08/03/2017
CV27-2	265 º	-51 º	HQ	385.10	08/03/2017	15/03/2017
CV27-3	268 º	-62 º	HQ	397.50	16/03/2017	25/03/2017
CV27-4	270 º	-71 º	HQ	441.75	25/03/2017	05/04/2017
CV28-1	247 º	-60 º	HQ	264.80	26/01/2017	31/01/2017
CV28-2	235 º	-73 º	HQ	303.10	31/01/2017	05/02/2017
CV28-3	224 º	-84 º	HQ	343.10	06/02/2017	12/02/2017
CV28-4	263 º	-76 º	HQ	500.10	14/02/2017	25/02/2017
CV28-5	255 º	-55 º	HQ	199.40	23/02/2017	27/02/2017
CV28-6	255 º	-75 º	HQ	238.95	27/02/2017	03/03/2017
CV29-1	243 º	-53 º	HQ	304.70	25/02/2017	05/03/2017
CV29-2	238 º	-65 º	HQ	319.55	06/03/2017	11/03/2017
CV29-3	227 º	-75 º	HQ	365.85	12/03/2017	18/03/2017
CV30-1	280 º	-55 º	HQ	312.25	18/03/2017	25/03/2017
CV30-2	289 º	-67 º	HQ	353.50	25/03/2017	03/04/2017
CV30-3	306 º	-76 º	HQ	382.25	03/04/2017	11/04/2017
Total				6,927.90

The Veta Colorada drilling program defined a high grade silver mineralized body over 450 m long by 300 m deep and open at depth. The structure mainly consisted of a breccia of quartz (brecciated), veinlets, FeO (hematite-manganese), with disseminated pyrite and traces of sulphides. The host rock is andesite.

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Drilling highlights for Veta Colorada included: 1,562 g/t Ag and 0.01 g/t Au over 3.0 m true width (tw) in hole CV26-2 (including 8,070 g/t Ag and <0.005 g/t Au over 0.5 m tw); 457 g/t Ag and 0.01 g/t Au over 9.3 m tw in hole CV26.5 -1 (including 1,385 g/t Ag and 0.01 g/t Au over 0.7 m tw); 4,641 g/t Ag and 0.07 g/t Au over 2.3 m tw in hole CV27-2 (including 13,117 g/t Ag and 0.03 g/t Au over 0.6 m tw); 448 g/t Ag and 0.06 g/t Au over 7.5 m tw in hole CV27-3 (including 1,845 g/t Ag and 0.04 g/t Au over 0.6 m tw); and 521 g/t Ag and 0.05 g/t Au over 4.6 m tw in hole CV28-6 (including 1,290 g/t Ag and 0.05 g/t Au over 0.4 m tw).

Drilling results of Veta Colorada are summarized in Table 10-3 and the Veta Colorada intercepts are shown on the longitudinal section in Figure 10.5.

TABLE 10.3 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE VETA COLORADA “ARGENTINA-REMEDIOS” AREA
Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CV26-1	Veta Colorada Composite Including	254.55	259.35	4.80	4.5	141	0.01
		255.15	257.55	2.40	2.2	213	0.01
		255.15	255.70	0.55	0.5	253	0.02
CV26-2	Veta Colorada Composite Including	217.35	233.35	16.00	15.2	384	0.01
		227.90	231.05	3.15	3.0	1,562	0.01
		228.40	228.95	0.55	0.5	8,070	<0.005
CV26-4	Veta Colorada Composite Including	350.80	354.40	3.60	2.4	220	0.01
		350.25	353.80	3.55	2.3	248	0.01
		352.30	353.05	0.75	0.5	471	0.01
CV26.5-1	Veta Colorada Composite Including	174.20	184.70	10.50	10.1	428	0.01
		174.60	184.25	9.65	9.3	457	0.01
		179.45	180.20	0.75	0.7	1,385	0.01
CV27-1	Veta Colorada Composite Including	178.60	181.50	2.90	2.8	460	0.01
		174.25	181.50	7.25	7.0	344	0.01
		179.70	180.45	0.75	0.7	684	<0.005
CV27-2	Veta Colorada Composite Including	332.90	335.35	2.45	2.3	4,641	0.07
		332.90	335.35	2.45	2.3	4,641	0.07
		332.90	333.50	0.60	0.6	13,117	0.03
CV27-3	Veta Colorada Composite Including	361.25	363.15	1.90	1.7	1,034	0.13
		354.90	363.15	8.25	7.5	448	0.06
		361.80	362.45	0.65	0.6	1,845	0.04
CV27-4	Veta Colorada Composite Including	396.25	398.55	2.30	1.9	194	0.32
		397.25	399.05	1.80	1.5	230	0.41
		397.70	398.05	0.35	0.3	270	1.07
CV28-1	Veta Colorada Composite Including	221.45	225.75	4.30	4.0	125	0.01
		224.70	225.75	1.05	1.0	193	0.01
		224.70	225.25	0.55	0.5	226	0.01
CV28-5	Veta Colorada Including	152.85	153.95	1.10	1.1	188	0.03
		152.85	153.95	1.10	1.1	188	0.03

P&E Mining Consultants Inc., Report No. 328	Page 44 of 136
Endeavour Silver Corp. Parral Project

TABLE 10.3 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE VETA COLORADA “ARGENTINA-REMEDIOS” AREA
Drill ID Hole	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CV28-6	Veta Colorada	187.10	194.75	7.65	5.5	444	0.04
	Composite	188.40	194.75	6.35	4.6	521	0.05
	Including	193.20	193.80	0.60	0.4	1,290	0.05
CV29-2	Veta Colorada	270.45	275.70	5.25	4.6	238	0.01
	Composite	271.60	278.90	7.30	6.4	239	0.01
	Including	271.60	271.80	0.20	0.2	690	<0.005
CV29-3	Veta Colorada	316.10	317.55	1.45	1.1	200	<0.005
	Including	317.00	317.55	0.55	0.4	350	<0.005
CV30-1	Veta Colorada	267.75	277.10	9.35	8.6	57	0.01
	Composite	274.55	275.65	1.10	1.0	230	0.01
	Including	275.15	275.65	0.50	0.5	265	<0.005

Figure 10.5	Drill Intersections – Veta Colorada

P&E Mining Consultants Inc., Report No. 328	Page 45 of 136
Endeavour Silver Corp. Parral Project

10.2.2	Palmilla

In 2017, Exploration drilling conducted at the Palmilla area, since it was the second mineralized area with Mineral Resource potential to complement the Veta Colorada area. Palmilla was an historic high grade silver mine which provided silver to the Mexican mint in the late 1800’s.

The area included the definition of two main structures (Palmilla and Capuzaya), on a grid of approximately 50 m centres over an area of 550 m long by 250 m wide by 150 m deep. In addition, were verified the La Luz and Guijas veins, located in the same NW trend and parallel to the primary structures. The surface drilling program included 6,388 m of core in thirty-two drill holes, a total of 6,167 samples were submitted for assays. Table 10.4 summarizes the surface drilling program conducted during 2017 in the Palmilla area.

TABLE 10.4 2017 DRILL HOLE SUMMARY FOR THE PALMILLA SURFACE DRILLING PROGRAM
Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
PAL-01	255 º	-75 º	HQ	231.50	22/05/2017	26/05/2017
PAL-02	75 º	-75 º	HQ	158.90	26/05/2017	28/05/2017
PAL-03	255 º	-60 º	HQ - NQ	213.00	29/05/2017	01/06/2017
PAL-04	255 º	-90 º	HQ	276.55	01/06/2017	06/06/2017
PAL-05	255 º	-45 º	HQ/NQ	211.00	06/06/2017	14/06/2017
PAL-06	255 º	-74 º	HQ/NQ	197.75	14/06/2017	18/06/2017
PAL-07	255 º	-45 º	HQ	185.20	14/06/2017	18/06/2017
PAL-08	75 º	-45 º	HQ	213.10	18/06/2017	22/06/2017
PAL-09	255 º	-83 º	HQ	256.40	18/06/2017	23/06/2017
PAL-10	255 º	-52 º	HQ-NQ	140.35	22/06/2017	25/06/2017
PAL-11	75 º	-81 º	HQ	210.00	23/06/2017	26/06/2017
PAL-12	255 º	-45 º	HQ	139.90	25/06/2017	27/06/2017
PAL-13	75 º	-45 º	HQ	142.30	26/06/2017	29/06/2017
PAL-14	255 º	-77 º	HQ	207.15	27/06/2017	01/07/2017
PAL-15	75 º	-61 º	HQ	131.65	29/06/2017	01/07/2017
PAL-16	55º	-75 º	HQ/NQ	74.75	01/07/2017	02/07/2017
PAL-17	255 º	-45 º	HQ	231.15	01/07/2017	05/07/2017
PAL-18	247 º	-45 º	HQ	127.70	03/07/2017	05/07/2017
PAL-19	255 º	-90 º	HQ	213.00	05/07/2017	06/07/2017
PAL-20	74 º	-62 º	HQ	46.65	05/07/2017	06/07/2017
PAL-21	255 º	-90 º	HQ	277.35	06/07/2017	11/07/2017
PAL-22	75 º	-45 º	HQ	182.35	08/07/2017	11/07/2017
PAL-23	255 º	-72 º	HQ	393.10	12/07/2017	21/07/2017
PAL-24	75º	-65 º	HQ	218.35	11/07/2017	15/07/2017
PAL-25	74 º	-64 º	HQ	215.90	15/07/2017	19/07/2017
PAL-26	255 º	-45 º	HQ/NQ	110.00	19/07/2017	21/07/2017
PAL-27	75 º	-51 º	HQ	250.55	21/07/2017	29/07/2017
PAL-28	255 º	-82 º	HQ/NQ	355.95	21/07/2017	28/07/2017
PAL-29	255 º	-73 º	HQ-NQ	203.95	30/07/2017	03/08/2017
PAL-30	255 º	-73 º	HQ	150.55	04/08/2017	07/08/2017
PAL-31	255 º	-45 º	HQ	201.20	08/08/2017	12/08/2017
PAL-32	255 º	-48 º	HQ/NQ	220.60	12/08/2017	18/08/2017
Total				6,387.85

P&E Mining Consultants Inc., Report No. 328	Page 46 of 136
Endeavour Silver Corp. Parral Project

The drilling program defined two main mineralized shoots (Palmilla and Capuzaya veins), with a lateral and vertical extent of about 500 m long by 150 m deep.

The Palmilla structure consisted of a vein of white quartz, brecciated, banded and massive texture, silicified + FeO (hematite), MnO, sphalerite, galena, argentite, disseminated pyrite.

The Capuzaya structure consisted of a vein of white quartz + gray quartz, with massive, brecciated and banded texture, silicification, FeO Mn, microveinlets of hematite, sulphides, fine disseminated pyrite, galena.

Drilling highlights for Palmilla Vein included: 310 g/t Ag and 0.52 g/t Au over 3.4 m true width (tw) in hole PAL-02 (including 1,115 g/t Ag and 0.15 g/t Au over 0.5 m tw); 155 g/t Ag and 0.21 g/t Au over 2.9 m tw in hole PAL-08; 234 g/t Ag and 0.25 g/t Au over 2.6 m tw in hole PAL-13; 234 g/t Ag and 0.25 g/t Au over 2.6 m tw in hole PAL-13; 234 g/t Ag and 0.09 g/t Au over 1.8 m tw in hole PAL-24 (including 582 g/t Ag and 0.13 g/t Au over 0.3 m tw); and 148 g/t Ag and 1.05 g/t Au over 5.8 m tw in hole PAL-32.

High grade results returned for the Capuzaya Vein in holes PAL-05 (271 g/t Ag and 0.37 g/t Au over 1.2 m tw; including 757 g/t Ag and 1.02 g/t Au over 0.3 m tw); PAL-07 (227 g/t Ag and 0.08 g/t Au over 3.1 m tw); PAL-09 (277 g/t Ag and 0.2 g/t Au over 3.6 m tw; including 1,050 g/t Ag and 0.19 g/t Au over 0.3 m tw); PAL-11 (237 g/t Ag and 0.33 g/t Au over 5.7 m tw; including 889 g/t Ag and 1.17 g/t Au over 0.3 m tw); and PAL-29 (1,128 g/t Ag and 0.02 g/t Au over 2.2 m tw; including 2,170 g/t Ag and 0.01 g/t Au over 0.9 m tw).

In addition, significant results returned for the La Luz vein, including: 198 g/t Ag and 1.07 g/t Au over 4.0 m tw in hole PAL-13; 324 g/t Ag and 0.13 g/t Au over 1.4 m tw in hole PAL-15; 339 g/t Ag and 0.07 g/t Au over 2.3 m tw in hole PAL-22 (including 619 g/t Ag and 0.04 g/t Au over 0.2 m tw); 332 g/t Ag and 0.42 g/t Au over 3.4 m tw in hole PAL-25 (including 1,200 g/t Ag and 0.26 g/t Au over 0.3 m tw); and 213 g/t Ag and 0.02 g/t Au over 2.2 m tw in hole PAL-29.

Drilling results of the Palmilla drilling program are summarized in Table 10.5.

The Capuzaya and Palmilla intercepts are shown on the longitudinal sections in Figures 10.6 and 10.7.

P&E Mining Consultants Inc., Report No. 328	Page 47 of 136
Endeavour Silver Corp. Parral Project

TABLE 10.5 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE PALMILLA AREA
Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PAL-02	Palmilla Including	140.00	149.20	9.20	3.4	310	0.52
		145.45	146.75	1.30	0.5	1,115	0.15
PAL-05	Capuzaya Composite Including Las Guijas Composite Including	51.85	52.15	0.30	0.3	757	1.02
		51.85	53.10	1.25	1.2	271	0.37
		51.85	52.15	0.30	0.3	757	1.02
		121.70	121.95	0.25	0.2	550	0.05
		121.70	123.00	1.30	1.2	237	0.02
		121.70	121.95	0.25	0.2	550	0.05
PAL-07	Capuzaya Composite Including Las Guijas Projection Including	58.60	59.60	1.00	1.0	347	0.03
		56.40	59.60	3.20	3.1	227	0.08
		58.60	59.60	1.00	1.0	347	0.03
		127.55	128.80	1.25	1.1	209	0.05
		127.55	127.80	0.25	0.2	364	0.08
PAL-08	Palmilla Composite Including	77.25	81.55	4.30	3.5	147	0.28
		79.05	82.55	3.50	2.9	155	0.21
		79.90	80.75	0.85	0.7	227	0.20
PAL-09	Capuzaya Composite Including Shell 1 Projection Including	85.15	87.25	2.10	1.2	510	0.17
		85.15	91.25	6.10	3.6	277	0.20
		85.15	85.70	0.55	0.3	1,050	0.19
		125.55	129.55	4.00	2.5	234	0.15
		126.55	127.55	1.00	0.6	383	0.10
PAL-11	Capuzaya Composite Including	148.80	149.95	1.15	0.6	223	0.14
		146.20	158.00	11.80	5.7	237	0.33
		147.20	147.80	0.60	0.3	889	1.17
PAL-13	La Luz Composite Including Palmilla Including	84.40	87.20	2.80	2.1	306	1.57
		83.80	89.20	5.40	4.0	198	1.07
		84.40	85.40	1.00	0.7	596	2.13
		108.15	111.80	3.65	2.6	234	0.25
		108.15	108.75	0.60	0.4	383	0.21
PAL-15	La Luz Projection La Luz Composite Including	113.90	115.80	1.90	0.8	410	0.10
		112.50	115.80	3.30	1.4	324	0.13
		113.90	114.90	1.00	0.4	572	0.14
PAL-21	Capuzaya Projection Including	123.35	129.25	5.90	2.4	249	0.13
		125.05	125.80	0.75	0.3	499	0.14

P&E Mining Consultants Inc., Report No. 328	Page 48 of 136
Endeavour Silver Corp. Parral Project

TABLE 10.5 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE PALMILLA AREA
Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Las Guijas Composite Including	244.30	245.95	1.65	0.9	95	0.76
		244.30	247.00	2.70	1.5	61	0.57
		245.05	245.95	0.90	0.5	125	0.38
PAL-22	La Luz Composite	70.40	71.05	0.65	0.5	568	0.08
		68.00	71.25	3.25	2.3	339	0.07
	Palmilla Including	68.70	68.95	0.25	0.2	619	0.04
		96.05	98.00	1.95	1.5	121	0.09
		97.00	98.00	1.00	0.8	133	0.09
PAL-24	Palmilla Including	179.20	183.70	4.50	1.8	234	0.09
		182.00	182.70	0.70	0.3	582	0.13
PAL-25	La Luz Composite Including	64.60	68.50	3.90	1.3	628	0.15
		64.60	74.50	9.90	3.4	332	0.42
		66.45	67.45	1.00	0.3	1,200	0.26
PAL-27	La Luz Including Palmilla Including	135.65	139.20	3.55	1.3	246	0.23
		138.60	139.20	0.60	0.2	490	0.07
		174.25	177.90	3.65	2.6	148	0.28
		174.25	175.20	0.95	0.7	215	0.04
PAL-29	La Luz Including Capuzaya Composite Including	55.10	59.40	4.30	2.2	213	0.02
		56.10	56.70	0.60	0.3	437	0.03
		144.85	145.20	0.35	0.3	817	0.03
		144.85	147.20	2.35	2.2	1,128	0.02
		145.20	146.20	1.00	0.9	2,170	0.01
PAL-32	Palmilla Composite Including	85.00	87.50	2.50	1.4	177	0.28
		81.95	92.30	10.35	5.8	148	1.05
		91.30	91.65	0.35	0.2	386	5.91

P&E Mining Consultants Inc., Report No. 328	Page 49 of 136
Endeavour Silver Corp. Parral Project

Figure 10.6	Drill Intersections – Palmilla Vein

Figure 10.7	Drill Intersections – Capuzaya Vein

*denotes approximate true thickness

P&E Mining Consultants Inc., Report No. 328	Page 50 of 136
Endeavour Silver Corp. Parral Project

10.2.3	San Patricio

In 2017, Endeavour Silver conducted a surface drilling program at the third mineralized area known as San Patricio, located North of Palmilla.

The exploration program focused on the definition of the San Patricio Vein in the Campanas, San Patricio and Plomosas areas, between the elevations 1,650 to 1,850 masl, in a general grid of 100 x 100 metres, with the objective to try to determine the existence of possible ore-shoots in these areas.

In addition, two holes drilled in order to test the San Cristobal and El Escorpión structures (parallel to San Patricio), which are located at East and West, respectively, from San Patricio and in the same N-S trend. The results on these structures were not positive and no significant values were returned.

By the End of the program, a total of 6,292 m were completed in 15 drill holes and 1,798 samples collected and submitted for analysis. The information of these holes is summarized in Table 10-6.

TABLE 10.6 2017 DRILL HOLE SUMMARY FOR THE SAN PATRICIO SURFACE DRILLING PROGRAM
Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
SPT-01	90 º	-52 º	PQ/HQ/NQ	450.95	19/08/2017	31/08/2017
SPT-02	90 º	-45 º	PQ/HQ	555.45	29/08/2017	12/09/2017
SPT-03	90 º	-46 º	PQ/HQ	399.20	31/08/2017	10/09/2017
SPT-04	90 º	-51 º	PQ/HQ	443.35	10/09/2017	20/09/2017
SPT-05	90 º	-77 º	PQ/HQ	455.70	12/09/2017	22/09/2017
SPT-06	90 º	-58 º	PQ-HQ	434.15	21/09/2017	02/10/2017
SPT-07	90 º	-64 º	PQ-HQ	540.85	22/09/2017	06/10/2017
SPT-08	103 º	-59 º	PQ / HQ	504.45	03/10/2017	16/10/2017
SPT-09	90 º	-64 º	PQ / HQ	479.80	06/10/2017	15/10/2017
SPT-10	78 º	-46 º	PQ / HQ	388.20	16/10/2017	27/10/2017
SPT-11	270 º	-45 º	PQ / HQ	412.70	16/10/2017	24/10/2017
SPT-12	90 º	-45 º	HQ-NQ	157.95	24/10/2017	27/10/2017
SPT-13	90 º	-54 º	PQ-HQ	441.75	27/10/2017	06/11/2017
SPT-14	270 º	-45 º	PQ-HQ	232.40	27/10/2017	02/11/2017
SPT-15	284 º	-47 º	PQ-HQ	395.40	03/11/2017	11/11/2017
Total				6,292.30

Drilling at San Patricio defined a mineralized zone in the areas known as San Patricio and Campanas of the San Patricio Vein, with a lateral and vertical extent of approximately 500 m long by 200 m deep. Additionally, four holes were drilled with the objective to open possibilities in the Plomosas and the north part of the San Patricio area.

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Endeavour Silver Corp. Parral Project

It is necessary to complete the exploration program with a drilling campaign, with the objective to define the mineralized zones and Mineral Resources.

The San Patricio Vein consisted of a vein of quartz (white and amethyst), minor calcite, with brecciated and banded texture, abundant galena, weak sphalerite, mineralization in cavities, oxidized clays filling fractures, weak MnO, FeO (hematite), with angular/sub-angular fragments in silicified rock, fine disseminated sulphides, pyrite, traces of galena.

Drilling highlights for San Patricio Vein included: 256 g/t Ag and 0.12 g/t Au over 2.5 m tw in hole SPT-01; 303 g/t Ag and 0.05 g/t Au over 2.1 m tw in hole SPT-02; 678 g/t Ag and 0.22 g/t Au over 1.0 m tw in hole SPT-07 (including 1,655 g/t Ag and 0.22 g/t Au over 0.3 m tw); and 329 g/t Ag and 0.08 g/t Au over 1.0 m tw in hole SPT-09.

Drilling results of the San Patricio drilling program are summarized in Table 10-7 and the San Patricio intercepts are shown on the longitudinal section in Figure 10-8.

TABLE 10.7 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE SAN PATRICIO AREA
Drill ID Hole	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
SPT-01	San Patricio Composite Including	384.90	388.90	4.00	2.9	235	0.12
		384.90	388.40	3.50	2.5	256	0.12
		384.90	385.90	1.00	0.7	368	0.12
SPT-02	San Patricio Composite Including	339.40	341.10	1.70	1.6	325	0.06
		339.40	341.60	2.20	2.1	303	0.05
		339.40	340.95	1.55	1.5	331	0.06
SPT-03	San Patricio Composite Including	328.75	329.65	0.90	0.8	136	0.08
		329.05	330.55	1.50	1.3	127	0.12
		329.05	329.65	0.60	0.5	187	0.10
SPT-05	San Patricio Composite Including	393.90	396.20	2.30	1.2	126	0.40
		393.90	396.00	2.10	1.1	136	0.43
		395.25	396.00	0.75	0.4	265	0.75
SPT-07	San Patricio Composite Including	297.45	298.10	0.65	0.5	971	0.26
		297.20	298.45	1.25	1.0	678	0.22
		297.45	297.80	0.35	0.3	1,655	0.22
SPT-09	San Patricio Composite Including	425.20	425.50	0.30	0.2	360	0.24
		424.65	426.10	1.45	1.0	329	0.08
		424.65	425.20	0.55	0.4	627	0.04
SPT-10	San Patricio Composite Including	336.60	342.50	5.90	4.9	100	0.02
		336.60	338.50	1.90	1.6	149	0.02
		336.85	337.50	0.65	0.5	246	0.04
SPT-15	San Patricio Composite Including	208.15	222.45	14.30	4.7	67	0.73
		211.15	220.55	9.40	3.1	91	1.08
		217.65	218.20	0.55	0.2	130	1.01

P&E Mining Consultants Inc., Report No. 328	Page 52 of 136
Endeavour Silver Corp. Parral Project

Figure 10.8	Drill Intersections – San Patricio Vein

10.2.4	2018 Drilling Program

For 2018, Endeavour Silver plans to conduct surface and underground drilling programs at the Parral Project.

The surface exploration drilling program will be mainly focused on completing the definition of the mineralized zones discovered on 2017 in the San Patricio area. In addition, the Orión structure will be tested in order to determine the importance of the target.

At the Veta Colorada Vein, the program is to conduct both surface and underground drilling at the Sierra Plata and El Verde areas, with the objective to verify the existence of historic blocks in the oxide zone and determine the extent of mineralization in the mixed zone to depth. Exploratory cross-cuts will be prepared on levels 6 and 7.

P&E Mining Consultants Inc., Report No. 328	Page 53 of 136
Endeavour Silver Corp. Parral Project

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Endeavour Silver established the following procedures for sample preparation, analyses, and security at the Parral Project for the 2017 drilling program.

Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists. On the drill site, the full drill core boxes are collected daily and brought to the drill core storage building where the drill core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the drill core, it is either cut in half with a diamond bladed saw or split with a drill core splitter.

The drill core storage facility at Parral are in a rented warehouse that doubles as an office in the city of Parral and is also used to cut drill core and prepare sample shipments.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Parral Project warehouse and shipped to the ALS Minerals (“ALS”) preparation facility in Chihuahua, Mexico. After preparation, the samples are shipped to the ALS laboratory in North Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm. The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

Samples at ALS were analyzed for gold by fire assay with AAS finish (detection range of 0.005 to 10 ppm) and for silver by aqua regia digestion with an ICP-AES finish (detection range of 0.2 to 100 ppm). Silver samples returning assay values greater than 100 g/t Ag were further analyzed by fire assay with gravimetric finish.

ALS has developed and implemented strategically designed processes and a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

The ALS quality program includes quality control steps through sample preparation and analysis, inter-laboratory test programs, and regular internal audits. It is an integral part of day-to-day activities, involves all levels of ALS staff and is monitored at top management levels.

A quality control flow sheet outlining Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is presented in Figure 11.1.

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Figure 11.1	Flowsheet for Core Sampling, Preparation and Analysis

It is P&E’s opinion that sample preparation, security, and analytical procedures for the Parral Project drill program were adequate for the purposes of this Mineral Resource Estimate.

11.1	ENDEAVOUR SILVER 2017 QUALITY ASSURANCE/QUALITY CONTROL

A quality assurance/quality control (“QA/QC”) program has been instituted by Endeavour Silver to monitor the integrity of the Parral Project assay results for the 2017 drilling program. QA/QC protocol included the routine insertion of certified reference materials (“CRMs” or “standards”), blanks and duplicates into the sample stream, as well as check assays.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one standard, one blank and one duplicate sample. Check assaying is also conducted on the samples at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp and/or reject sample.

A total of 9,920 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Parral, from January 2017 through November 2017, as shown in Table 11.1.

A total of 499 pulps were also submitted for check assaying to a secondary laboratory.

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TABLE 11.1 SUMMARY OF CONTROL SAMPLES USED FOR THE 2017 SURFACE EXPLORATION PROGRAM
Control Sample	No. Samples	% Samples
Standards	480	4.8%
Blanks	498	5.0%
Duplicates	466	4.7%
Drill core	8,476	85.4%
Total	9,920	100.0%
Check Assays	499	5.0%

11.1.1	Performance of Certified Reference Materials

Endeavour Silver uses commercial standards to monitor the accuracy of the laboratory, purchased from CDN Resource Laboratories Ltd., of Langley, BC. Each CRM sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2017, a total of 480 standard samples were submitted at an average frequency of 1 for every batch of 20 samples. The standard samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Four different CRMs were submitted and analyzed for gold and silver as summarized in Table 11.2. Table 11.2 also shows a summary of the Reference Standard Material Samples used during the Parral Surface Diamond Drilling Program

TABLE 11.2 SUMMARY OF THE REFERENCE STANDARD MATERIAL SAMPLES USED DURING THE PARRAL SURFACE DIAMOND DRILLING PROGRAM
Endeavour Reference No.	CDN Reference No.	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re- calculated Mean Value Au (g/t)	Re- calculated Mean Value Ag (g/t)
EDR-42	CDN-ME- 1408	CDN Resource Lab	2.94	396	2.95	388
EDR-44	CDN-ME- 1407	CDN Resource Lab	2.12	245	2.14	240
EDR-45	CDN-ME- 1505	CDN Resource Lab	1.29	360	1.28	356
EDR-46	CDN-ME- 1413	CDN Resource Lab	1.01	52	1.01	52

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Endeavour Silver was originally monitoring the standards by utilizing the certified mean and standard deviation values resulting from the round robin assaying, undertaken during the certification process for each of the CRMs. In 2013, Endeavour Silver decided to modify the protocol for monitoring standards at their various projects by utilizing the available ALS laboratory data to improve the control limits for the CRM’s.

For each of the four standards specified in Table 11.2, when a minimum of 25 sample results were available from the primary lab (ALS), Endeavour Silver recalibrated the mean and standard deviation using the available laboratory data. This is an acceptable practice implemented by some Companies to strengthen the control limits (“CLs”), as detailed in Table 11.2, utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

Table 11.3 describes the limits through which they monitor standard performance and Table 11.4 summarizes Endeavour Silver protocol for monitoring performance.

TABLE 11.3 PERFORMANCE LIMITS FOR STANDARDS USED AT THE PARRAL PROJECT
Limit	Value
UL	Greater than two standard deviations from the CL.
CL	Calculated mean of CRM, calculated from a minimum of 25 primary laboratory data points, or the certified mean value of the CRM when less than 25 data points are available.
LL	Less than two standard deviations from the CL.

TABLE 11.4 ENDEAVOUR SILVER PROTOCOL FOR MONITORING STANDARD PERFORMANCE
Standard Assay Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL (Single result; not consecutive)	Acceptable	N/A	No action required
< 2 - 3 SD (Two or more consecutive Samples)	Warning	YES	Re-Analyse samples
		NO	No action required
> 3 SD (Single result; not consecutive)	Warning	YES	Re-Analyse samples
		NO	No action required
> 3 SD (Consecutive Samples)	Failure	N/A	Re-Analyse samples

NA = Not Applicable

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The four standards used during the 2017 drill program at Parral performed well for both elements, with the majority of CRM results falling within acceptable limits. Endeavour Silver’s re-calculated mean values were also noted to be similar to the CRM certified mean values.

Control charts of all CRM results are presented in Figures 11.2 through 11.9. The green and red lines representing the CL and UL/LL’s used respectively.

Figure 11.2	EDR-42 Control Chart for Gold

Figure 11.3	EDR-42 Control Chart for Silver

Figure 11.4	EDR-44 Control Chart for Gold

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Figure 11.5	EDR-44 Control Chart for Silver

Figure 11.6	EDR-45 Control Chart for Gold

Figure 11.7	EDR-45 Control Chart for Silver

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Figure 11.8	EDR-46 Control Chart for Gold

Figure 11.9	EDR-46 Control Chart for Silver

Table 11.5 summarizes CRM results that required further examination.

TABLE 11.5 SUMMARY OF ANALYSIS OF REFERENCE STANDARDS
Endeavour Reference No.	Element	Observations	Comments
EDR-42	Au	Within established limits	No action required
	Ag	Two consecutive samples (PDH09792 & PDH09839) between plus two to three standard deviations from CL and in mineralized zone.	Batch Re- Assayed
		One sample (PDH10843) between minus two to three standard deviations from CL and not in mineralized zone.	No action required
EDR-44	Au	One sample (PDH12868) between plus two to three standard deviations from CL.	No action required
	Ag	One sample (PDH09823) between 2-3 standard deviations, not consecutive.	No action required

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		One sample (PDH13291) between 2-3 standard deviations, not mineralized zone, not consecutive.	No action required
EDR-45	Au	Two samples (PDH14490 & PDH16195) between 2-3 standard deviations, not consecutive.	No action required
	Au	One sample (PDH16269) greater than 3 standard deviations, not mineralized zone, not consecutive.	No action required
	Ag	Four samples (PDH13788, PDH14739, PDH16854 & PDH19066) between 2-3 standard deviations, not consecutive.	No action required
		One sample (PDH17959) greater than 3 standard deviations, not mineralized zone, not consecutive.	No action required
EDR-46	Au	One sample (PDH13132) between 2-3 standard deviations, not consecutive.	No action required
	Ag	One sample (PDH12783) between 2-3 standard deviations, not consecutive.	No action required

11.1.1.1	Re-Assays

A batch of 63 samples was re-analysed at ALS due to two consecutive EDR-42 standard samples (PDH09792 & PDH09839) falling between 2-3 standard deviations from the CL, within a mineralized zone.

Table 11.6 lists the original vs re-assayed values of the re-analysed batch from hole CVN26-2 and Figure 11.10 demonstrates a scatter diagram of the original versus re-analysed results for silver.

Table 11.6 shows similar results between the original and re-assayed samples and the scatter diagram demonstrates a high correlation coefficient (>0.99), indicating that the original results are reliable.

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TABLE 11.6 COMPARATIVE TABLE OF HOLE CVN26-2 ORIGINAL VS RE-ASSAY RESULTS FOR SILVER & GOLD
Sample	Au ppm (Original)	Ag ppm (Original)	Au ppm (Re- assay)	Ag ppm (Re- assay)	Standard
PDH09787	0.01	28.1	0.01	22.8
PDH09788	0.01	18.1	0.01	15.9
PDH09789	0.01	17.3	0.01	16.3
PDH09790	0.01	52.6	0.01	49.7
PDH09791	0.01	10.0	0.01	10.1
PDH09792	2.75	403.0	2.80	386.0	EDR-42
PDH09793	0.01	93.0	0.01	96.7
PDH09794	0.01	28.1	0.01	26.9
PDH09795	0.01	96.0	0.02	89.1
PDH09796	0.01	63.1	0.01	61.7
PDH09797	0.01	11.8	0.02	10.6
PDH09798	0.01	8.6	0.02	9.9
PDH09799	0.01	15.2	0.01	15.7
PDH09800	0.01	15.2	0.01	15.6
PDH09801	0.01	24.4	0.01	20.9
PDH09802	0.01	10.6	0.01	10.3
PDH09803	0.01	31.0	0.01	31.1
PDH09804	0.01	9.2	0.01	9.0
PDH09805	0.01	34.2	0.01	31.8
PDH09806	0.01	11.8	0.01	12.4
PDH09807	0.01	0.2	0.01	0.2
PDH09808	0.01	31.7	0.01	30.6
PDH09809	0.01	15.6	0.01	16.3
PDH09810	0.01	17.1	0.01	16.8
PDH09811	0.01	20.6	0.01	21.3
PDH09812	0.01	7.4	0.01	7.6
PDH09813	0.01	10.0	0.01	10.8
PDH09814	0.01	10.9	0.01	11.1
PDH09815	0.01	97.0	0.01	94.1
PDH09816	0.01	96.4	0.01	98.0
PDH09817	0.01	53.1	0.01	55.7
PDH09818	0.01	146.0	0.01	143.0
PDH09819	0.01	105.0	0.01	102.0
PDH09820	0.01	70.7	0.01	69.4
PDH09821	0.01	54.3	0.01	64.7
PDH09822	0.01	93.4	0.01	91.3
PDH09823	2.22	255.0	2.16	247.0
PDH09824	0.01	129.0	0.01	137.0
PDH09825	0.01	8.6	0.01	8.6
PDH09826	0.01	152.0	0.01	154.0
PDH09827	0.01	90.0	0.01	86.2

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TABLE 11.6 COMPARATIVE TABLE OF HOLE CVN26-2 ORIGINAL VS RE-ASSAY RESULTS FOR SILVER & GOLD
Sample	Au ppm (Original)	Ag ppm (Original)	Au ppm (Re- assay)	Ag ppm (Re- assay)	Standard
PDH09828	0.01	71.4	0.01	74.3
PDH09829	0.01	204.0	0.01	204.0
PDH09830	0.01	0.2	0.01	0.9
PDH09831	0.01	8070.0	0.01	8050.0
PDH09832	0.01	187.0	0.01	196.0
PDH09833	0.01	176.0	0.01	180.0
PDH09834	0.01	172.0	0.01	177.0
PDH09835	0.01	57.7	0.01	53.2
PDH09836	0.01	9.7	0.01	10.3
PDH09837	0.01	153.0	0.01	162.0
PDH09838	0.01	175.0	0.01	179.0
PDH09839	2.82	405.0	2.93	390.0	EDR-42
PDH09840	0.01	42.5	0.01	43.0
PDH09841	0.01	207.0	0.01	211.0
PDH09842	0.01	67.4	0.01	68.6
PDH09843	0.01	251.0	0.01	255.0
PDH09844	0.01	32.6	0.01	28.1
PDH09845	0.01	41.4	0.01	49.6
PDH09846	0.01	137.0	0.01	146.0
PDH09847	0.01	26.7	0.01	26.4
PDH09848	0.01	0.2	0.01	0.3
PDH09849	0.01	91.3	0.01	88.4

Figure 11.10	Scatter Diagram of Hole CVN26-2 Original vs Re-assay Results for Silver

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11.1.2	Performance of Blank Material

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Parral Project. The bentonite used was Star Plug (3/8”). Blank samples are inserted randomly into the sample sequence before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 in 20 samples, with a total of 498 blank samples submitted.

The Company set the control limit for blank samples at 10 times the lower detection limit of the analytical method of the element; 0.05 ppm for gold and 2 ppm and silver.

Figures 11.11 and 11.12 demonstrate blank performance for both gold and silver.

Figure 11.11	Control Chart for Gold Blank Samples

Figure 11.12	Control Chart for Silver Blank Samples

Only one blank sample returned results above the specified control limit (sample PDH16808 with result of 6.7 g/t Ag). The blank sample was not positioned within a run of core samples returning significant mineralization, however a batch of 12 reject samples surrounding the blank sample was re-analyzed. Comparison of the original vs re-assay results demonstrate similar results with a high correlation coefficient (>0.98), indicating that the original results are reliable and contamination is not an issue.

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Table 11.7 lists the original vs re-assayed silver values of the re-analysed batch from hole PAL-29 and Figure 11.13 shows a scatter diagram plot of the original vs re-assays results.

TABLE 11.7 COMPARATIVE TABLE OF HOLE PAL29 ORIGINAL VS RE-ASSAY RESULTS FOR SILVER & GOLD
Sample	AL S Au	ALS Ag	ReALS Au	ReA LS Ag	Reference Standard
PDH16803	0.01	7.8	0.01	7.5
PDH16804	0.02	29.8	0.02	29.5
PDH16805	0.02	32.6	0.02	30.5
PDH16806	0.01	7.5	0.01	7.7
PDH16807	0.12	45.8	0.12	41.9
PDH16808	0.01	6.7	0.01	0.8	BLANK
PDH16809	0.05	6.5	0.05	6.5
PDH16810	0.01	1.0	0.01	0.9
PDH16811	0.01	13.0	0.01	12.0
PDH16812	0.01	8.3	0.01	5.9
PDH16813	0.01	2.3	0.01	2.2
PDH16814	0.07	33.7	0.06	31.4

Figure 11.13	Scatter Diagram of Hole PAL29 Original vs Re-assay Results for Silver

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11.1.3	Performance of Duplicates

Crushed field duplicate samples were used to monitor the potential mixing up of samples and data precision.

Duplicate drill core samples were prepared by Endeavour Silver personnel at the drill core storage facility at the Parral Project. Preparation involved the random selection of a sample interval to be duplicated and, at the time of sampling, this interval was sawn in half using a saw or manual cutter. One half of this interval was then selected for sampling and was crushed manually with the use of a hammer. The crushed sample was then mixed and divided by hand into two samples.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 466 duplicate samples were taken, representing 4.7% of the total samples.

The results of the duplicate sampling are shown graphically in Figures 11.14 and 11.15.

Figure 11.14	Performance of Crushed Field Duplicates for Gold

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Figure 11.15	Performance of Crushed Field Duplicates for Silver

Data precision for the Company’s crushed field duplicates is poor, as is expected.

11.2	CHECK ASSAYS: ALS VS INSPECTORATE

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver uses the Inspectorate (Bureau Veritas) laboratory in Durango, Mexico, for check analyses.

A total of 499 pulp samples were sent to a third party laboratory (Inspectorate) for check analysis, equating to approximately 5% of the total samples taken during the drilling program.

Correlation coefficients are high (>0.98) for both gold and silver, showing excellent overall agreement between the original ALS-Minerals assay and the Inspectorate check assay.

The results of the check sampling program are shown by way of scatter diagrams in Figures 11.16 and 11.17.

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Figure 11.16	Performance of Inspectorate Check Assays for Gold

Figure 11.17	Scatter Diagram of the Silver Check Samples

11.3	RECOMMENDATIONS AND CONCLUSIONS

Endeavour Silver implemented a comprehensive QA/QC program for 2017 at the Parral Project. Recommendation is made to insert coarse reject and pulp duplicates for future drilling at the Parral Project.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver, as well as P&E’s due diligence sampling, it is P&E’s opinion that the results are suitable for use in the current Mineral Resource Estimate.

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12.0	DATA VERIFICATION

12.1	DATABASE VERIFICATION

P&E conducted verification of the drill hole assay database by comparison of the database entries with assay certificates, which were downloaded in digital format directly from the ALS Webtrieve online data access system by P&E.

Assay data from 2017 were verified for the Parral Project. 78% (6,726 out of 8,632) of the drilling assay data were checked for both Au and Ag, against the ALS laboratory certificates, with 84% (362 out of 432) of this data being constrained. Discrepancies in sample number notation were noted within a sequence of sample numbers for hole PAL-18 (samples PDH14248 to PDH14307 were incorrectly entered into the database instead of the sequence PDH14348 to PDH14407). Follow up from Endeavour Silver resolved the matter as a data entry error and corrections were made to the database. No other errors were identified in the database.

12.2	P&E SITE VISIT AND INDEPENDENT SAMPLING

The Parral Project site was visited by Mr. David Burga, P.Geo., from November 14 to 15, 2017 for the purposes of completing due diligence sampling. During the site visit, Mr. Burga viewed access to the Property, drill hole collar locations, geology and topography, as well as took several GPS readings to confirm the location of the baseline grid intersections and locate several drill hole collars.

Mr. Burga collected nine drill core samples from nine drill holes from the Palmilla Mine area, nine core samples from eight drill holes from the Veta Colorada Mine area and eight drill core samples from seven drill holes from the San Patricio vein area. Drill core is stored at a rented warehouse in the town of Parral where verification samples were collected by cutting the split core for each sample interval selected by Mr. Burga. One half of the resulting ¼ core sample was placed into a plastic bag into which the blank sample tag was placed. The remaining 1/4-core was returned to the core box. The samples were bagged and taken directly by Mr. Burga to ALS in Chihuahua, Mexico, where they were received, weighed and prepared before being sent to ALS in North Vancouver for analysis.

Samples at ALS were analyzed for gold by fire assay with AAS finish and for silver by aqua regia digestion with an ICP-AES finish. Silver samples returning assay values greater than 100 g/t Ag were further analyzed by fire assay with gravimetric finish. All samples were analyzed at ALS to determine bulk density.

ALS has developed and implemented strategically designed processes and a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

The ALS quality program includes quality control steps through sample preparation and analysis, inter-laboratory test programs, and regular internal audits. It is an integral part of day-to-day activities, involves all levels of ALS staff and is monitored at top management levels.

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Results of the Property site visit verification samples for gold and silver are presented in Figures 12.1 to 12.6.

Figure 12.1	Results of Palmilla Verification Sampling for Au by P&E – Nov 2017

Figure 12.2	Results of Palmilla Verification Sampling for Ag by P&E – Nov 2017

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Figure 12.3	Results of Colorada Verification Sampling for Au by P&E – Nov 2017

Figure 12.4	Results of Colorada Verification Sampling for Ag by P&E – Nov 2017

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Figure 12.5	Results of San Patricio Verification sampling for Au by P&E – November 2017

Figure 12.6	Results of San Patricio Verification Sampling for Ag by P&E – November 2017

P&E considers there to be good correlation between the majority of P&E’s independent verification samples analyzed by ALS and the original analyses in the Parral database. Grade variation is evident in some samples, however the authors consider the due diligence results to be acceptable.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver and P&E’s due diligence sampling, it is P&E’s opinion that the results are acceptable for use in the current Mineral Resource Estimate.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to the report.

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14.0	MINERAL RESOURCE ESTIMATE

14.1	INTRODUCTION

The purpose of this Technical Report section is to provide a Mineral Resource Estimate for the Parral Project of Endeavour Silver Corp. (“Endeavour”). The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with the generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was based on information and data supplied by Endeavour, and was undertaken by Yungang Wu, P.Geo., Antoine Yassa, P.Geo. and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc. of Brampton, Ontario, all independent Qualified Persons in terms of NI 43-101. The effective date of this Mineral Resource Estimate is February 7, 2018.

14.2	DATABASE

All drilling and assay data were provided in the form of Excel data files by Endeavour. The Geovia Gems V6.8 database for this Mineral Resource Estimate, compiled by P&E, consisted of 144 drill holes totalling 16,161 m, and 21 surface channels totalling 486 m, of which 68 drill holes and 3 surface channels were utilized for the Mineral Resource Estimate (Table 14.1) . A drill hole plan is shown in Appendix I.

TABLE 14.1 PARRAL PROJECT DRILL HOLE DATABASE SUMMARY
Deposit	Type	# of Holes	Metres Drilled	# of Holes Used for Resource Estimate	Metres Used for Resource Estimate
Palmilla	Drill Hole	120	8,231	44	6,255
	Channel	21	486	3	160
Colorada	Drill Hole	24	7,929	24	7,929
	Channel	-	-	-	-
Total		165	16,646	71	14,344

The database contained 8,631 Ag and 8,300 Au assays, of which 413 assays were used for the Mineral Resource Estimate.

All drillhole survey and assay values are expressed in metric units, with grid coordinates in the UTM Zone 13 R, WGS84 datum.

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14.3	DATA VERIFICATION

Verification of Ag and Au assay database was performed by P&E against original laboratory electronically issued certificates from ALS. Approximately 78% of all assays and 84% of constrained assays were checked. Unchecked assays were due to laboratory certificates not being available to P&E. A few very minor sample sequence errors were found and subsequently corrected in the database.

P&E also validated the Mineral Resource database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. Some minor errors were noted and corrected. P&E believes that the supplied database is suitable for Mineral Resource estimation.

14.4	DOMAIN INTERPRETATION

A total of seven (7) mineralization wireframes (six for the Palmilla Deposit and one for the Colorada Deposit) were initially created by Endeavour and provided to P&E for review and modification.

The wireframes were created from successive cross-sectional polylines on vertical cross-sections with a 50 m spacing. A 150 g/t silver equivalent (“AgEq”) cut-off and 1.5 m minimum core length were utilized for the construction of the wireframes. In some cases mineralization below the 150 g/t Ag cut-off were included for the purpose of maintaining zonal continuity and the minimum constraining width. On each section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 50 m into untested territory. The wireframes were clipped with underground workings and concession boundaries. The resulting Mineral Resource domains were used as constraining boundaries during the Mineral Resource estimation process for rock coding, statistical analysis and compositing limits. The 3D domains are presented in Appendix II. A topography surface was provided by Endeavour.

14.5	ROCK CODE DETERMINATION

As shown in Table 14.2, a unique rock code was assigned for each mineralized domain in the Mineral Resource model.

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TABLE 14.2 MODEL CODES AND VOLUME OF MINERALIZATION DOMAINS
Deposit	Domain	Model Code	Volume (m3)
Palmilla	Vein-01	100	219,003
Palmilla	Vein-02	200	126,291
Palmilla	Vein-03	300	16,071
Palmilla	Vein-04	400	133,055
Palmilla	Vein-05	500	53,264
Palmilla	Vein-06	600	101,747
Colorada	CV- Vein	700	698,635
Air		0
Waste Rock		99

14.6	COMPOSITING

The basic statistics of all constrained assays and sample lengths are presented in Table 14.3.

TABLE 14.3 BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTHS
Variable	Ag g/t	Au g/t	Length (m)
Number of Samples	413	402	413
Minimum Value	4.7	0.005	0.15
Maximum Value	13,116.5	15.05	1.6
Mean	301.55	0.42	0.85
Median	176	0.05	0.85
Variance	660,488.9	2.42	0.11
Standard Deviation	812.7	1.56	0.34
Coefficient of Variation	2.7	3.7	0.4

As shown in Figure 14.1, approximately 75% of the constrained sample lengths were less than 1.0 m in length, with an overall average of 0.85 m. In order to regularize the assay sampling intervals for grade interpolation, a 1.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned Mineral Resource domains. The composites were calculated for Ag and Au over 1.0 m lengths starting at the first point of intersection between the drill hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals and below detection limit assays were set to 0.001 g/t for both Ag and Au. Any composites that were less than 0.25 m in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to XYZ point files for a capping study. The composite statistics are summarized in Table 14.4.

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Figure 14.1	Constrained Sample Length Distributions

TABLE 14.4 COMPOSITE SUMMARY STATISTICS
Deposit	Variable	Ag Comp	Ag Cap	Au_Com p	Au_Cap
Palmilla	Number of Samples	279	279	279	279
	Minimum Value (g/t)	0	0	0.001	0.001
	Maximum Value (g/t)	1,699	900	14.3	7
	Mean (g/t)	198.18	193.88	0.61	0.51
	Median (g/t)	149.98	149.98	0.1	0.1
	Variance	37,495.54	29,155.29	3.37	1.53
	Standard Deviation	193.64	170.75	1.84	1.24
	Coefficient of Variation	0.98	0.88	3.01	2.44
Colorada	Number of Samples	106	106	106	106
	Minimum Value (g/t)	8.75	8.75	0.001	0.001
	Maximum Value (g/t)	9,757.56	1,000	0.514	0.514
	Mean (g/t)	413.96	294.22	0.03	0.03
	Median (g/t)	211.75	211.75	0.01	0.01
	Variance	1,029,252	55,104.09	0.00	0.00
	Standard Deviation	1,014.52	234.74	0.07	0.07
	Coefficient of Variation	2.45	0.8	2.35	2.35

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14.7	GRADE CAPPING

Grade capping was investigated on the 1.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Log-normal histograms of Ag and Au composites were generated for each mineralized zone and the selected resulting graphs are exhibited in Appendix III. The statistics of capped composites are summarized in Table 14.4 and the grade capping values are detailed in Table 14.5. The capped composites were utilized to develop semi-variograms and for block model grade interpolation.

TABLE 14.5 CAPPED COMPOSITE VALUES
Ag Capping
Domain	Total # of Composites	Capping Value Ag (g/t)	# of Capped Composites	Mean of Uncapped Composites	Mean of Capped Composites	CoV of Uncapped Composites	CoV of Capped Composites	Capping Percentile
Vein1	87	900	1	196.79	187.60	1.15	0.94	98.9
Vein2	57	No Capping	0	172.93	172.93	0.65	0.65	100
Vein3	13	No Capping	0	228.33	228.33	1.15	1.15	100
Vein4	66	800	2	229.19	223.15	0.96	0.90	97.0
Vein5	22	No Capping	0	223.23	223.23	0.81	0.81	100
Vein6	34	No Capping	0	156.10	156.10	0.57	0.57	100
Colorada	106	1000	4	413.96	294.22	2.45	0.80	96.2
Au Capping
Domain	Total # of Composites	Capping Value Au (g/t)	# of Capped Composites	Mean of Uncapped Composites	Mean of Capped Composites	CoV of Uncapped Composites	CoV of Capped Composites	Capping Percentile
Vein1	87	No Capping	0	0.14	0.14	1.41	1.41	100
Vein2	57	6	2	0.96	0.75	2.51	2.08	96.5
Vein3	13	No Capping	0	0.45	0.45	0.80	0.80	100
Vein4	66	No Capping	0	0.43	0.43	1.64	1.64	100
Vein5	22	7	3	2.82	2.05	1.56	1.36	86.4
Vein6	34	No Capping	0	0.19	0.19	1.87	1.87	100
Colorada	106	No Capping	0	0.03	0.03	2.35	2.35	100

14.8	SEMI-VARIOGRAPHY

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted for all Palmilla veins using Ag capped composites. Reasonable variograms were developed for the Palmilla Deposit, and selected variograms are attached in Appendix IV. No variograms were developed for the Colorada Deposit due to insufficient data.

Continuity ellipses based on the observed ranges were subsequently generated and used as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

14.9	BULK DENSITY

There are 2,748 bulk density measurements in the database, of which 345 are constrained within the mineralization wireframes (Table 14.6) . The density model of the Mineral Resource Estimate was interpolated with Nearest Neighbour using the constrained data.

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TABLE 14.6 BULK DENSITY SUMMARY
Deposit	# of Data	Minimum t/m3	Maximum t/m3	Average t/m3
Palmilla Constrained	224	2.02	3.43	2.66
Palmilla All	2028	1.68	3.88	2.72
Colorada Constrained	121	2.38	4.14	2.81
Colorada All	720	2.05	4.14	2.68

David Burga, P.Geo. of P&E collected 26 samples during his site visit on November 14 and 15, 2017. The samples were analyzed at AGAT Laboratories in Mississauga, and an average bulk density of 2.56 t/m3 was attained with a variance between 2.23 to 3.05 t/m3.

14.10	BLOCK MODELLING

The Parral Mineral Resource block model was constructed using Geovia Gems V6.8 modelling software and the block model origin and block size are tabulated in Table 14.7. The block model consists of separate model attributes for estimated grade of Ag, Au and Ag equivalence (AgEq) for Palmilla, rock type, percent, density and classification.

TABLE 14.7 BLOCK MODEL DEFINITION
Deposit	Direction	Origin	# of Blocks	Block Size (m)
Palmilla	X	429,699	296	1.5
	Y	2,982,010	148	5
	Z	1,970	58	5
	No rotation
Colorada	X	427,800	344	1.5
	Y	2,987,600	152	5
	Z	2030	124	5
	No rotation

All blocks in the rock type block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1 % or greater volume within the constraining mineralized domains. These blocks were assigned their appropriate individual rock codes as indicated in Table 14.2. The topographic surfaces were subsequently utilized to assign rock codes of 0 corresponding to air to all blocks 50 % or greater above the surface.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundaries were properly represented by the percent model’s ability to measure individual infinitely variable block inclusion percentages within each domain. The minimum coding percentage of the mineralized block was set to 1%.

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The bulk density of all mineralization blocks was interpolated with the Nearest Neighbour method using constrained data.

The Au and Ag grade blocks were interpolated with Inverse Distance Cubed (1/d3). Multiple passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over-smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each domain accordingly. Grade blocks were interpolated using the parameters in Table 14.8.

TABLE 14.8 BLOCK MODEL INTERPOLATION PARAMETERS
Deposit	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # of Sample per Hole	Min # Sample	Max # Sample
Palmilla	I	30	40	10	2	3	16
	II	120	160	40	2	1	16
Colorada	I	50	50	10	2	3	16
	II	150	150	30	2	1	16

Selected cross-sections and plans of the Au grade blocks are presented in Appendix V. Ag equivalence (AgEq) for Palmilla was manipulated with formula AgEq=Ag + (Au x 72).

14.11	MINERAL RESOURCE CLASSIFICATION

In P&E's opinion, the drilling, assaying and exploration work of the Parral Project supports this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resources were classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resources for Palmilla deposit were defined for the blocks interpolated by the grade interpolation Pass I, which used at least 3 composites from a minimum of one hole and one surface channel; and Inferred Mineral Resources for both Palmilla and Colorada Deposits were categorized for grade populated blocks that were 50m or less to the drill holes. The classifications have been adjusted from the passes to reasonably reflect the distribution of each category. Selected classification block cross-sections and plans are attached in Appendix VI.

14.12	AG CUT-OFF GRADE CALCULATION

The Mineral Resource Estimate was derived from applying Ag grade cut-off values to the block model and reporting the resulting tonnes and grade for potentially underground mineable areas. The following parameters were used to calculate the Ag cut-off grade that determines potentially economic portions of the constrained mineralization.

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Ag Cut-off Grade Calculation

Ag Price	US17/oz based on Dec 31/17 ~ two year trailing average
Ag Process Recovery	87.0%
Mining cost (per tonne mined)	40/t
Processing cost (per tonne milled)	23/t
G&A (per tonne milled)	10/t

Therefore, the Ag cut-off grade for the underground Mineral Resource Estimate is calculated as follows:

Mining, Processing and G&A costs = (40 + 23 + 10) = 73/tonne

(73)/ (17/31.1035 x 87%) = 153 g/t, Use 150 g/t Ag for cut-off

14.13	MINERAL RESOURCE ESTIMATE

The resulting Mineral Resource Estimate is tabulated in Table 14.9. P&E considers the mineralization at Parral Project to be potentially amenable to underground extraction.

TABLE 14.9 MINERAL RESOURCE ESTIMATE AT 150 G/T AGEQ CUT-OFF FOR PALMILLA DEPOSIT AND 150G/T AG FOR COLORADA DEPOSIT(1-5)
Deposit	Category	Tonnage (k t)	Au (g/t)	Contained Au (oz)	Ag (g/t)	Contained Ag (k oz)	AgEq (g/t)	Contained AgEq (k oz)
Palmilla	Indicated	37	0.27	320	183.8	216	203.4	239
	Inferred	994	0.57	18,142	227.0	7,254	267.9	8,561
Colorada	Inferred	1,290	-	-	288.5	11,961	288.5	11,961

Total	Indicated	37	0.27	320	183.8	216	203.4	239
	Inferred	2,284	0.25	18,142	261.7	19,215	279.5	20,522

(1)      Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(2)     The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(3)     The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
(4)     The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
(5)     Historic mined out areas were removed from the Mineral Resource model.

Mineral Resource Estimates are sensitive to the selection of a reporting Ag cut-off value. The sensitivities of Palmilla to the AgEq cut-off grade are demonstrated in Table 14.10, and the sensitivities of Colorada to the Ag cut-off grade presented in Table 14.11.

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TABLE 14.10 PALMILLA DEPOSIT MINERAL RESOURCE ESTIMATE SENSITIVITY
Class	Cut-off	Tonnage	Au	Contained Au	Ag	Contained Ag	AgEq	Contained AgEq
	AgEq g/t	k t	g/t	oz	g/t	k oz	g/t	k oz
Indicated	500	1	3.96	100	376.3	10	661.8	18
	450	1	3.96	100	376.3	10	661.8	18
	400	1	3.73	100	368.5	11	637.0	19
	350	2	2.47	100	321.1	19	499.0	30
	300	3	1.94	200	300.8	28	440.1	41
	250	4	1.54	200	273.2	38	384.4	53
	200	9	0.88	300	234.4	71	297.6	90
	150	37	0.27	300	183.8	216	203.4	239
	100	47	0.23	300	172.8	260	189.0	285
Inferred	500	59	2.20	4,100	437.0	823	595.7	1,121
	450	97	1.75	5,400	422.6	1,311	548.3	1,701
	400	151	1.48	7,200	396.4	1,923	503.2	2,442
	350	211	1.29	8,700	374.7	2,536	467.2	3,162
	300	275	1.15	10,100	351.0	3,101	433.5	3,830
	250	394	0.95	12,000	317.0	4,011	385.2	4,874
	200	612	0.75	14,800	273.1	5,377	327.4	6,446
	150	994	0.57	18,100	227.0	7,254	267.9	8,561
	100	1,383	0.48	21,300	193.8	8,616	228.3	10,148

TABLE 14.11 COLORADA DEPOSIT INFERRED MINERAL RESOURCE SENSITIVITY
Cut- off Ag g/t	Tonnage k t	Ag g/t	Contained Ag k oz
500	119	682.1	2,617
450	154	635.4	3,150
400	202	585.6	3,794
350	275	529.1	4,671
300	375	473.7	5,708
250	604	397.9	7,719
200	873	343.1	9,629
150	1,290	288.5	11,961
100	1,571	260.2	13,142

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14.14	CONFIRMATION OF MINERAL RESOURCE ESTIMATE

The block model was validated using a number of industry standard methods including visual and statistical methods.

•

Visual examination of composites and block grades on successive plans and sections was performed on-screen in order to confirm that the block model correctly reflects the distribution of composite grades. The review of grade estimation parameters included:

•	Number of composites used for estimation;
•	Number of drill holes used for estimation;
•	Number of passes used to estimate grade;
•	Mean distance to sample used;
•	Mean value of the composites used.
•	Comparison of average grade of block model with mean grades of composites at zero Ag cut-off grade is presented in Table 14.12.

TABLE 14.12 AVERAGE GRADE COMPARISON OF BLOCK MODEL WITH COMPOSITES
Deposit	Data Type	Ag g/t	Au g/t
Palmilla	Composites	198.2	0.61
	Capped Composites	193.9	0.51
	Block Model ID3*	176.5	0.43
	Block Model NN**	173.4	0.43
Colorada	Composites	414.0
	Capped Composites	294.2
	Block Model ID3*	255.2
	Block Model NN**	261.5

*block model grades were interpolated using Inverse Distance Cubed
** block model grades were interpolated using Nearest Neighbour

•

The comparison above shows the average grades of the block models to be lower than that of capped composites used for grade estimation which is expected due to the smoothing that takes place with grade interpolation. P&E believes that the grade of block model will be more representative than the capped composites due to the block model’s 3D spatial distribution characteristics.

•	A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solids and the differences are detailed in Table 14.13.

TABLE 14.13 VOLUME COMPARISON OF BLOCK MODEL WITH GEOMETRIC SOLIDS
Geometric Volume of Palmilla Wireframes	649,431 m3
Block Model Volume of Palmilla	648,314 m3
Difference of Palmilla %	0.17%
Geometric Volume of Colorada Wireframes	698,635
Block Model Volume of Colorada	698,431
Difference of Colorada %	0.03%

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•

Comparisons of the grade-tonnage curve of the Ag grade model interpolated with Inverse Distance cubed (1/d3) and Nearest Neighbour (NN) on a global UTM Zone 13 R, WGS84 datum basis are presented in Figure 14.2 and 14.3 for Palmilla and Colorada respectively.

Figure 14.2	Ag Grade-Tonnage Curve for NN and ID3 Interpolation for Palmilla Deposit

Figure 14.3	Ag Grade-Tonnage Curve for NN and ID3 Interpolation for Colorada Deposit

•

Ag local trends were evaluated by comparing the ID3 and NN estimate against Ag Composites and Capped Composites. As shown in Error! Reference source not found. to 14.9, the Ag grade interpolation with Inverse Distance Cubed and Nearest Neighbour agreed well.

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Figure 14.4	Ag Grade Swath Easting Plot of Palmilla

Figure 14.5	Ag Grade Swath Northing Plot of Palmilla

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Figure 14.6	Ag Grade Swath Elevation Plot of Palmilla

Figure 14.7	Ag Grade Swath Easting Plot of Colorada

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Figure 14.8	Ag Grade Swath Northing Plot of Colorada

Figure 14.9	Ag Grade Swath Elevation Plot of Colorada

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15.0	MINERAL RESERVE ESTIMATE

This section is not applicable to the report.

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16.0	MINING METHODS

This section is not applicable to the report.

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17.0	RECOVERY METHODS

This section is not applicable to the report.

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18.0	PROJECT INFRASTRUCTURE

This section is not applicable to the report.

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19.0	MARKET STUDIES AND CONTRACTS

This section is not applicable to the report.

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20.0	1 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to the report.

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21.0	CAPITAL AND OPERATING COSTS

This section is not applicable to the report.

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22.0	ECONOMIC ANALYSIS

This section is not applicable to the report.

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23.0	ADJACENT PROPERTIES

This section is not applicable to the report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to the report.

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25.0	INTERPRETATION AND CONCLUSIONS

The Parral Property is located in the Chihuahua Province of Mexico. Endeavour has consolidated 48 concessions in the Parral Project that covers 34 km2.

The three areas of interest, the Veta Colorada, Palmilla and San Patricio areas, are located approximately 9.5 km, 5 km and 6.8 km, respectively, northwest of the Parral downtown area. The property is easily accessible by 4WD vehicles along paved highway and dirt roads and may be explored on a year round basis.

Geologically, the Parral Property is located amongst two main rock packages that outcrop in the Parral District, the Parral Formation and the Escobedo Formation. These sequences are intruded by rocks of monzonitic composition associated with the mineralization. The deposits of veins of Ag-Pb-Zn in the Parral mining district are mostly hosted in andesitic flows, pyroclastic rocks, and dacites, rhyolites and tuffs from the Escobedo group.

The size of the Property package coupled with the style of mineralization indicates a clear need for a careful and systematic approach to target definition.

This Technical Report purpose is to provide the basic foundation for advancing the Parral Property in a logical and systematic manner from its present status, through the various stages of Mineral Resource definition, and the various stages of economic viability determination.

It is concluded that the drilling assay database and QA/QC procedures are sufficient for current purposes.

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26.0	RECOMMENDATIONS

The Parral project is an early stage prospect with widespread indications of gold and silver mineralization associated with a Tertiary age low sulphidation epithermal vein complex.

The large size of the property package coupled with the complexity of mineralization styles indicates a clear need for a careful and systematic approach to target definition.

•

The primary purpose of this Technical Report and the Inferred Mineral Resource Estimate therein, is to provide the basic foundation for advancing the Parral Project in a logical and systematic manner from its present status, through the various stages of Mineral Resource confidence, and the various stages of economic viability determinations. While commercial success is the obvious main objective, cutting of exploration expenditure losses is equally important in the event of unacceptable project, country or environmental risks.

•	It is concluded that the drilling assay database is sufficient for current purposes. However, substantial campaigns of target testing, outline and infill drilling will be needed to fully test the whole Parral area.
•	Company management believes that this work is fully warranted and justified from the technical point of view.

Various other factors including a mining friendly region and province are positive for potential mining operations.

It is recommended that further drilling, both surface and underground, be conducted in the San Patricio, Colorada North and Colorada Deep areas to further define and expand the mineralized zones. A total of US$2.4 M is budgeted for 2018 and is intended to cover 14,000 m of drilling.

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27.0	REFERENCES

Lewis, W.J., Murahwi, C.Z., Mukhopadhyay, D.K. (2010), NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico, by Micon International Limited for Endeavour Silver Corp., December 15, 2010, p. 22, 23, 25-28, 38, 40, 42, 109, 115, 145, 146.

Silva M., J.R (2004), Descripción Geológica Proyecto Veta Colorada, Mpio. De Hgo. Del Parral, Chih, by Industrial Minera México, S.A. de C.V. Dirección de Exploraciones Oficina Parral (Grupo México), August, 2004, Unpagenated.

Loera-Fragoso, F.CJ., Charre-Otero, C., Villanueva-Vázquez, M., Parral Area Projects, Chihuahua, Mexico, July, 2006, updated September, 2011, p. 6, 7, 8, 25.

Somers, C., Ramirez, M., Bowen, P., Mapping Program 2013 of San Patricio and Palmilla Properties and Drilling Program 2012-2013 of San Patricio Property Parral Mining District, Chihuahua State, Mexico, for Silver Standard Resources Inc., June 28, 2013, p. 2, 18, 23, 24, 25.

Monografía Geológico-Minera del Estado de Chihuahua, 2007 Edition, p. 361

Servicio Geológico Mexicano, Cartas Geológico-Mineras G13-A47, G13-A48, G13-A57 and G13-A58, scale 1:50,000.

Berger, B.R., and Eimon, P.L., (1983), Conceptual Models of Epithermal Precious Metal Deposits, in Shanks, W.C. III, ed., Cameron Volume on Unconventional Mineral Deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

EUGENE PURITCH, P. ENG., FEC, CET

I, Eugene J. Puritch, P. Eng., FEC, CET, residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “NI 43-101 Technical Report and Mineral Resource Estimate on the Parral Project Chihuahua State, Mexico”, (the “Technical Report”) with an effective of February 7, 2018.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by Professional Engineers and Geoscientists New Brunswick (License No. 4778), Professional Engineers, Geoscientists Newfoundland & Labrador (License No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216), Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252) the Professional Engineers of Ontario (License No. 100014010) and Association of Professional Engineers and Geoscientists of British Columbia (License No. 42912). I am also a member of the National Canadian Institute of Mining and Metallurgy.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.,	1978-1980
•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,	1981-1983
•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,	1984-1986
•	Self-Employed Mining Consultant – Timmins Area,	1987-1988
•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,	1989-1995
•	Self-Employed Mining Consultant/Resource-Reserve Estimator,	1995-2004
•	President – P&E Mining Consultants Inc,	2004-Present

4.	I have not visited the Property that is the subject of this report.

5.	I am responsible for co-authoring Section 1, 14, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have not had prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 7, 2018
Signing Date: March 26, 2018

{SIGNED AND SEALED}
[Eugene Puritch]

Eugene Puritch, P.Eng., FEC, CET

P&E Mining Consultants Inc., Report No. 328	Page 101 of 136
Endeavour Silver Corp. Parral Project

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “NI 43-101 Technical Report and Mineral Resource Estimate on the Parral Project Chihuahua State, Mexico”, (the “Technical Report”) with an effective date of February 7, 2018.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998
•	Field Geophysicist, Quantec Geoscience	1998-1999
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003
•	Geologist, Aeon Egmond Ltd.	2003-2005
•	Project Manager, Jacques Whitford	2005-2008
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

4.	I visited the Property that is the subject of this report on November 14 and 15, 2017.

5.	I am responsible for authoring Sections 2-10, 13, 15-24 and co-authoring Sections 1, 12, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have not had prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 7, 2018
Signing Date: March 26, 2018

{SIGNED AND SEALED}
[David Burga]

David Burga, P.Geo.

P&E Mining Consultants Inc., Report No. 328	Page 102 of 136
Endeavour Silver Corp. Parral Project

CERTIFICATE OF QUALIFIED PERSON

YUNGANG WU, P.GEO.

I, Yungang Wu, P. Geo., residing at 3246 Preserve Drive, Oakville, Ontario, L6M 0X3, do hereby certify that:

1.	I am an independent consulting geologist contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “NI 43-101 Technical Report and Mineral Resource Estimate on the Parral Project Chihuahua State, Mexico”, (the “Technical Report”) with an effective of February 7, 2018.

3.

I am a graduate of Jilin University, China with a Master Degree in Mineral Deposits (1992). I am a geological consultant and a registered practising member of the Association of Professional Geoscientist of Ontario (Registration No. 1681). I am also a member of the Ontario Prospectors Association.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is as follows:

•	Geologist –Geology and Mineral Bureau, Liaoning Province, China	1992-1993
•	Senior Geologist – Committee of Mineral Resources and Reserves of Liaoning, China	1993-1998
•	VP – Institute of Mineral Resources and Land Planning, Liaoning, China	1998-2001
•	Project Geologist–Exploration Division, De Beers Canada	2003-2009
•	Mine Geologist – Victor Diamond Mine, De Beers Canada	2009-2011
•	Resource Geologist– Coffey Mining Canada	2011-2012
•	Consulting Geologist	Present

4.	I have not visited the property that is the subject of this Technical Report.

5.	I am responsible for co-authoring Sections 1, 14, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have not had prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 7, 2018
Signing Date: March 26, 2018

{SIGNED AND SEALED}
[Yungang Wu]

Yungang Wu, P.Geo.

P&E Mining Consultants Inc., Report No. 328	Page 103 of 136
Endeavour Silver Corp. Parral Project

CERTIFICATE OF QUALIFIED PERSON

JARITA BARRY, P.GEO.

I, Jarita Barry, P.Geo., residing at 3053 Keniris Road, Nelson, British Columbia, V1L 6Z8, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “NI 43-101 Technical Report and Mineral Resource Estimate on the Parral Project Chihuahua State, Mexico”, (the “Technical Report”) with an effective of February 7, 2018.

3.

I am a graduate of RMIT University of Melbourne, Victoria, Australia, with a B.Sc. in Applied Geology. I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Engineers and Geoscientists of British Columbia (License No. 40875) and Professional Engineers and Geoscientists Newfoundland & Labrador (License No. 08399). I am also a member of the Australasian Institute of Mining and Metallurgy of Australia (Member No. 305397);

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Geologist, Foran Mining Corp.	2004
•	Geologist, Aurelian Resources Inc.	2004
•	Geologist, Linear Gold Corp.	2005-2006
•	Geologist, Búscore Consulting	2006-2007
•	Consulting Geologist (AusIMM)	2008-2014
•	Consulting Geologist, P.Geo. (APEGBC/AusIMM)	2014-Present

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for authoring Sections 11 and co-authoring Sections 1, 12, 25 and 26 of this Technical Report.

6.	I am independent of the Issuer applying all of the tests in section 1.5 of National Instrument 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 7, 2018
Signed Date: March 26, 2018

{SIGNED AND SEALED}
[Jarita Barry]

Jarita Barry, P.Geo.

P&E Mining Consultants Inc., Report No. 328	Page 104 of 136
Endeavour Silver Corp. Parral Project

CERTIFICATE OF QUALIFIED PERSON

ANTOINE R. YASSA, P.GEO.

I, Antoine R. Yassa, P.Geo. residing at 3602 Rang des Cavaliers Rouyn-Noranda, Qc. J0Z 1Y2, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report and Mineral Resource Estimate on the Parral Project Chihuahua State, Mexico” (the “Technical Report”), with an effective date of February 7, 2018.

3.

I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc (HONS) in Geological Sciences (1977) with more than 33 years of experience as a geologist. I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224) and by the Association of Professional Geoscientist of Ontario (License No 1890);

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Minex Geologist (Val d’Or), 3D Modeling (Timmins), Placer Dome	1993-1995
•	Database Manager, Senior Geologist, West Africa, PDX,	1996-1998
•	Senior Geologist, Database Manager, McWatters Mine	1998-2000
•	Database Manager, Gemcom modeling and Resources Evaluation (Kiena Mine)	2001-2003
•	Database Manager and Resources Evaluation at Julietta Mine, Bema Gold Corp.	2003-2006
•	Consulting Geologist	2006-present

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for co-authoring sections 1, 14, 25 & 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: February 7, 2018
Signing Date: March 26, 2018

{SIGNED AND SEALED}
[Antoine R. Yassa]

Antoine R. Yassa, P.Geo.

P&E Mining Consultants Inc., Report No. 328	Page 105 of 136
Endeavour Silver Corp. Parral Project

APPENDIX I.	SURFACE DRILL HOLE PLAN

P&E Mining Consultants Inc., Report No. 328	Page 106 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
N
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SURFACE
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
SURFACE DRILL PLAN
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 107 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
N
2,988,300 N
2,988,200 N
2,988,100 N
2,988,000 N
2,987,900 N
2,987,800 N
2,987,700 N
CV30-3
CV30-2
CV30-1
CV29-1
CV29-2
CV29-3
VC-03
CV28-4
CV28-3
CV28-2
CV28-1
CV28-6
CV28-5
VC-02
CV27-4
CV27-3
CV27-2
VC-01
CV27-1
CV26.5-1
CV26-4
CV26-1
CV26-3
CV26-2
MINERALIZED DOMAIN
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
SURFACE DRILL PLAN
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 108 of 136
Endeavour Silver Corp. Parral Project

APPENDIX II.	3D DOMAINS

P&E Mining Consultants Inc., Report No. 328	Page 109 of 136
Endeavour Silver Corp. Parral Project

PARRAL PROJECT - PALMILLA DEPOSIT
3D DOMAINS

DOMAINS

VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06

P&E Mining Consultants Inc., Report No. 328	Page 110 of 136
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328	Page 111 of 136
Endeavour Silver Corp. Parral Project

APPENDIX III.	LOG NORMAL HISTOGRAMS

P&E Mining Consultants Inc., Report No. 328	Page 112 of 136
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328	Page 113 of 136
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328	Page 114 of 136
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328	Page 115 of 136
Endeavour Silver Corp. Parral Project

APPENDIX IV.	VARIOGRAM

P&E Mining Consultants Inc., Report No. 328	Page 116 of 136
Endeavour Silver Corp. Parral Project

P&E Mining Consultants Inc., Report No. 328	Page 117 of 136
Endeavour Silver Corp. Parral Project

APPENDIX V.	Ag BLOCK MODEL CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc., Report No. 328	Page 118 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS
PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL SECTION 2,982,320 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 119 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
PAL-32
PAL-06
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL SECTION 2,982,370 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 120 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
PAL-17
PAL-07
PAL-09
PAL-13
PAL-15
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS
PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL SECTION 2,982,420 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 121 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
N
0
50
100
150
200
METRES
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS
PROJECTED TO PLAN
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL PLAN 1,900 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 122 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS
PROJECTED TO PLAN
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL PLAN 1,850 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 123 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
N
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
MINERALIZED DOMAINS
PROJECTED TO PLAN
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
Ag BLOCK MODEL PLAN 1,800 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 124 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
428,400 E
428,500 E
SURFACE
1,900 EL
1,800 EL
1,700 EL
1,600 EL
CV21-1
CV21-2
CV21-3
CV21-4
VC-II
MINERALIZED DOMAIN
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL SECTION 2,987,900 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page125 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
428,400 E
428,500 E
SURFACE
1,900 EL
1,800 EL
1,700 EL
1,600 EL
MINERALIZED DOMAIN
MINERALIZED DOMAIN
CV28-5
CV28-6
CV28-1
CV28-2
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL SECTION 2,988,000 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 126 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
428,400 E
428,500 E
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
MINERALIZED DOMAIN
CV29-1
CV29-2
CV29-3
CV29-4
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL SECTION 2,988,100 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 127 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
N
2,988,300 N
2,988,200 N
2,988,100 N
2,988,000 N
2,987,900 N
2,987,800 N
MINERALIZED
DOMAIN
CV29-1
CV29-2
CV29-3
CV28-4
CV26-1
CV26-2
CV26-3
CV28-6
VC-01
VC-02
VC-03
CV27-1
CV27-2
CV27-3
CV27-4
CV26-1
CV26-2
CV28-4
CV25-1
CV25-2
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL PLAN 1,800 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 128 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
N
2,988,300 N
2,988,200 N
2,988,100 N
2,988,000 N
2,987,900 N
2,987,800 N
MINERALIZED DOMAIN
MINERALIZED DOMAIN
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL PLAN 1,700 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 129 of 136
Endeavour Silver Corp. Parral Project

427,900 E
428,000 E
428,100 E
428,200 E
428,300 E
N
2,988,300 N
2,988,200 N
2,988,100 N
2,988,000 N
2,987,900 N
2,987,800 N
CV28-2
CV26-2
CV29-3
CV28-4
CV28-3
CV27-4
CV28-4
MINERALIZED
DOMAIN
Ag g/t
+ 300
250 - 300
200 - 250
150 - 200
100 - 150
50 - 100
0.01 - 50
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - COLORADA DEPOSIT
Ag BLOCK MODEL PLAN 1,500 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 130 of 136
Endeavour Silver Corp. Parral Project

APPENDIX VI.	CLASSIFICATION BLOCK MODEL, CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc., Report No. 328	Page 131 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
PAL-05
PAL-03
PAL-02
PAL-06
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
CLASS BLOCK MODEL SECTION 2,982,320 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 132 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
PAL-32
PAL-05
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
CLASS BLOCK MODEL SECTION 2,982,370 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 133 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
430,200 E
2,000 EL
1,900 EL
1,800 EL
1,700 EL
1,600 EL
SURFACE
PAL-07
PAL-17
PAL-09
PAL-13
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
CLASS BLOCK MODEL SECTION 2,982,420 N
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 134 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
N
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
CLASS BLOCK MODEL PLAN 1,850 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 135 of 136
Endeavour Silver Corp. Parral Project

429,600 E
429,700 E
429,800 E
429,900 E
430,000 E
430,100 E
2,982,600 N
2,982,500 N
2,982,400 N
2,982,300 N
2,982,200 N
2,982,100 N
METRES
0
50
100
150
200
MINERALIZED DOMAINS PROJECTED TO PLAN
VEIN-01
VEIN-02
VEIN-03
VEIN-04
VEIN-05
VEIN-06
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
PARRAL PROJECT - PALMILLA DEPOSIT
CLASS BLOCK MODEL PLAN 1,800 EL
Scale 1:3,000
March 2018

P&E Mining Consultants Inc., Report No. 328	Page 136 of 136
Endeavour Silver Corp. Parral Project